Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The offering of these securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the applicable securities laws of any state of the United States and may not be offered or sold within the United States, its territories or possessions, any State of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account of benefit of, a “U.S. person” (as defined in Regulation S under the 1933 Act) (“U.S. Person”), except in transactions exempt from registration under the 1933 Act and under the securities laws of any applicable state. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in the United States.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trillion Energy International Inc. at Suite 700, 838 West Hastings Street, Vancouver, BC, V6C 0A6, Telephone: 250-996-4211, and is also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	June 24, 2022

TRILLION ENERGY INTERNATIONAL INC.

Up to $19,999,960

Up to 64,516,000 Units

$0.31 per Unit

This short form prospectus (this “Prospectus”) qualifies the distribution of up to 64,516,000 units (the “Units”) of Trillion Energy International Inc. (“Trillion”, the “Company” “us” or “we”), at a price of $0.31 per Unit (the “Offering Price”) for aggregate gross proceeds of up to $19,999,960 (the “Offering”). Each Unit consists of one common share in the capital of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to purchase one common share in the capital of the Company (a “Warrant Share”) at an exercise price of $0.50 per Warrant Share for a period of 36 months following the Closing Date (as hereinafter defined), subject to adjustment in certain customary events. The Unit Shares and Warrants comprising the Units will separate immediately upon closing of the Offering.

The Offering is being conducted on a “commercially reasonable efforts” agency basis without agent liability such that the Units shall be conditionally offered for sale, if, as and when issued by the Company and accepted by the Agents (as defined herein) in accordance with the terms and conditions contained in an agency agreement (the “Agency Agreement”) to be entered into between the Company and a syndicate of agents led by Echelon Wealth Partners Inc. (the “Lead Agent”), and including Research Capital Corporation together with the Lead Agent, the “Agents”), and subject to the approval of certain legal matters on behalf of the Company by DS Lawyers Canada LLP and on behalf of the Agents by Burnet, Duckworth & Palmer LLP. The terms of the Offering, including price of the Units offered hereunder, were determined by arm’s length negotiations between the Company and the Lead Agent, on behalf of the Agents. See “Plan of Distribution”. Proceeds received from the Offering will be available to the Company for the purposes set out under the heading “Use of Proceeds”.

	Price to the Public	Agents’ Fee(1)		Net Proceeds to the Company(2)

Per Unit	$0.31	$0.0186		$0.2914
Total	$19,999,960	$1,199,998	(3)	$18,799,962

Notes:

1.	The Company has agreed to pay to the Agents a cash commission equal to 6% of the gross proceeds realized from the Offering (the “Agents’ Fee”), subject to a reduced fee of 4% for such amounts of the gross proceeds of the Offering sold to certain purchasers on the president’s list provided by the Company (the “President’s List”). The Company has also agreed to grant to the Agents such number of broker warrants (the “Broker Warrants”) as is equal to 6% of the aggregate number of Units and Additional Units (as hereinafter defined) sold under the Offering, subject to a reduced amount of 4% for the President’s List purchasers. Each Broker Warrant will be exercisable to purchase one unit of the Company on the same terms as the Units (a “Broker Warrant Unit”) at a price of $0.31 per Broker Warrant Unit for a period of 36 months following the Closing Date. This Prospectus also qualifies the distribution of the Broker Warrants. Additionally, in connection with closing, the Company will pay to the Lead Agent a corporate finance fee of $300,000 (the “Corporate Finance Fee”). See “Plan of Distribution”.
2.	After deducting the Agents’ Fee (assuming no President’s List purchasers), but before deducting the Corporate Finance Fee and the expenses of the Offering, estimated to be $300,000, which will be paid from the proceeds of the Offering.
3.	The Company has granted to the Agents an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time for a period of 30 days from and including the Closing Date, to arrange for the sale of up to an additional 15% of the number of Units (the “Additional Units”) sold under the Offering on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the cumulative gross proceeds of the Offering will be $22,999,954, the Agents’ Fee will be $1,379,997 (assuming no President’s List purchasers) and the total net proceeds to the Company will be $21,619,957 (before deducting the Corporate Finance Fee and the expenses of the Offering, estimated to be $300,000). This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units issuable upon exercise of the Over-Allotment Option. Any purchaser who acquires Additional Units forming part of the over-allocation position acquires those Additional Units under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

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The following table sets forth the number of securities that may be issued by the Company to the Agents pursuant to the Over-Allotment Option and the Broker Warrants.

Agents’ Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price

Over-Allotment Option	Up to 15% of the number of Units issued under the Offering	30 days from and including the Closing Date	$0.31 per Additional Unit
Broker Warrants	4,451,604	36 months from the Closing Date	$0.31 per Broker Warrant

Unless the context otherwise requires, when used in this Prospectus, all references to: (i) the “Offering” include the exercise of the Over-Allotment Option; (ii) “Units” include the Additional Units issuable upon the exercise of the Over-Allotment Option, the Broker Warrant Units issued upon the exercise of the Broker Warrants, and the Unit Shares and Warrants underlying the Units; (iii) “Unit Shares” include the Unit Shares comprising the Additional Units and the Broker Warrant Units; (iv) “Warrants” include the Warrants comprising the Additional Units and the Broker Warrant Units; (v) “Warrant Shares” include the Common Shares issuable upon exercise of the Warrants comprising the Additional Units and the Broker Warrant Units; (vi) “Broker Warrants” include the Broker Warrants issuable upon exercise of the Over-Allotment Option; (vii) “Broker Warrant Units” include the Broker Warrant Units issuable upon exercise of the Broker Warrants issuable in connection with the exercise of the Over-Allotment Option.

There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

Subscriptions for the Units offered under this Prospectus will be received by the Agents subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about June 29, 2022, or on such other date or dates as the Company and the Agents, may agree (the “Closing Date”). If the Closing Date does not occur within 90 days from the date a receipt is issued for this Prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agents, the Offering will be discontinued and all subscription monies will be returned to subscribers without interest, set-off or deduction. See “Plan of Distribution”.

The Company will arrange for an instant deposit of the securities issued hereunder to or for the account of the Agents with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date, against payment of the aggregate purchase price for the securities issued hereunder. Accordingly, a purchaser of securities issued hereunder will receive only a customer confirmation from the Agents or other registered dealers who are CDS participants and from or through which the securities issued hereunder are purchased. Notwithstanding the foregoing, all Units, Unit Shares and Warrants offered and sold pursuant to the exemption from the registration requirements of the 1933 Act pursuant to Rule 506(b) of Regulation D thereunder to purchasers who are not “qualified institutional buyers” as such term is defined in Rule 144A under the 1933 Act (“Qualified Institutional Buyers”), will be issued in certificated, individually registered form. See “Plan of Distribution”.

The outstanding common shares of Trillion (the “Common Shares”) are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “TCF”. On June 23, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $0.295 per Common Share. The CSE has conditionally approved the listing of the Warrants. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the CSE, including meeting all minimum listing requirements. The Company has also provided notice to the CSE to list the Unit Shares and the Warrant Shares on the CSE. Listing will be subject to the Company fulfilling all the listing requirements of the CSE.

Subject to applicable laws in connection with the Offering, the Agents may affect transactions intended to stabilize or maintain the market price for the Common Shares at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Investing in the Units is speculative and involves significant risks. You should carefully review and evaluate certain risk factors contained in this Prospectus and in the documents incorporated by reference herein before purchasing the Units. See “Forward-Looking Statements” and “Risk Factors”. Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment.

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You should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein). Neither the Company nor the Agents have authorized anyone to provide you with information different from that contained in this Prospectus. Neither the Company nor the Agents are making an offer to sell or seeking offers to buy the Units in any jurisdiction where the offer or sale of Units is not permitted. You should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date on the front page of this Prospectus or the respective dates of the documents incorporated by reference herein. The Company’s business, financial condition, results of operations and prospects may have changed since that date. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws.

Kubilay Yildirim, a director of the Company, and David Thompson, a director and officer of the Company, reside outside of Canada and have appointed the Company at its head office located at Suite 700, 838 West Hastings Street, Vancouver, BC, V6C 0A6 as its agent for service of process in Canada. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service. See “Risk Factors”.

Unless otherwise specified, in this Prospectus all dollar amounts are stated in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and USD or US$ refers to US Dollars.

The Units may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Units in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Units, except in the case of documents incorporated or deemed to be incorporated by reference into this Prospectus after the date hereof. Information contained on the Company’s Internet website, at www.trillionenergy.com, shall not be deemed to be a part of this Prospectus or incorporated by reference herein and may not be relied upon by prospective investors for determining whether to invest in the Units qualified for distribution under this Prospectus.

The head and registered office of Trillion is located at Suite 700, 838 West Hastings Street, Vancouver, BC, V6C 0A6.

References to the Company also includes its subsidiary entities as the context requires.

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TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1

FORWARD-LOOKING STATEMENTS	2

PRESENTATION OF FINANCIAL AND OIL AND GAS INFORMATION	5

ABBREVIATIONS	5

BUSINESS OF TRILLION	6

CONSOLIDATED CAPITALIZATION	7

USE OF PROCEEDS	7

PLAN OF DISTRIBUTION	9

DESCRIPTION OF SECURITIES BEING DISTRIBUTED	11

PRIOR SALES	13

TRADING PRICE AND VOLUME	15

INTERESTS OF EXPERTS	15

ELIGIBILITY FOR INVESTMENT	15

RISK FACTORS	16

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	32

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	35

CERTIFICATE OF THE COMPANY	36

CERTIFICATE OF THE AGENTS	37

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Company at Suite 700, 838 West Hastings Street, Vancouver, B.C., V6C 0A6, Telephone: 250-996-4211. In addition, copies of the documents incorporated herein by reference are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in each of British Columbia and Ontario are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the material change report dated March 16, 2021 with respect to the closing of a non-brokered private placement financing;

(b)	the material change report dated April 12, 2021 with respect to the settlement of outstanding debt;

(c)	the material change report dated April 26, 2021 with respect to the settlement of outstanding debt;

(d)	the material change report dated July 14, 2021 with respect to the acceleration of expiry date for all warrants issued in 2020;

(e)	the form 8-K of the Company dated September 7, 2021 with respect to the agreement and plan of merger and amalgamation;

(f)	the management proxy statement and information circular dated June 8, 2021, for the annual and special meeting of shareholders held on July 7, 2021;

(g)	the management proxy statement and information circular dated October 27, 2021 for the annual and special meeting of the shareholders of the Company held on December 17, 2021;

(h)	the material change report dated December 30, 2021 with respect to the shareholder approval of the redomicile to British Columbia for the Company;

(i)	the report prepared by GLJ Ltd. on prospective resources assessment and evaluation, of the exploration gas prospects of the Company dated effective October 31, 2021;

(j)	the material change report dated January 12, 2022 with respect to the statement of reserves data and other oil and gas information for the period ended October 31, 2021;

(k)	the material change report dated February 1, 2022 with respect to the re-domicile of the Company;

(l)	the material change report dated March 24, 2022 with respect to a non-brokered private placement;

(m)	the form 51-101F1 filed on March 24, 2022 for the statement of reserves data and other oil and gas information for the year ended December 31, 2021;

(n)	the material change report dated April 6, 2022 with respect to a non-brokered private placement;

(o)	the form 20-F (the “AIF”) of the Company dated April 29, 2022 for the year ended December 31, 2021;

(p)	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 and the related notes thereto and the auditors’ reports thereon (the “Annual Statements”);

(q)	the management’s discussion and analysis of the Company for the year ended December 31, 2021 (“Annual MD&A”);

(r)	the revised unaudited interim financial statements of the Company as at and for the three months ended March 31, 2022, together with the notes thereto, filed on June 20, 2022 (the “Interim Statements”);

(s)	the revised management’s discussion and analysis of the Company for the period ended March 31, 2022, filed on June 20, 2022 (“Interim MD&A”);

(t)	the template version of the term sheet related to the Offering dated June 2, 2022, as revised on June 8, 2022;

(u)	the corporate presentation of the Company dated June 2, 2022, as revised on June 24, 2022; and

(v)	the material change report dated June 10, 2022 with respect to the Offering and the upsize of the Offering.

A reference herein to this Prospectus also means any and all documents incorporated by reference in this Prospectus. Any document of a type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information forms, material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis of the financial condition and operations and information circulars filed by Trillion with the securities commissions or similar authorities in the provinces of British Columbia and Ontario after the date of this Prospectus and prior to the termination of this Offering, are deemed to be incorporated by reference in this Prospectus.

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Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading considering the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by Trillion with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of Trillion’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Units under this Prospectus.

The investor should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable amendment. Trillion has not authorized anyone to provide the investor with different or additional information. Trillion is not making an offer of the Units in any jurisdiction where the offer is not permitted by law. The investor should not assume that the information in this Prospectus or any applicable amendment is accurate as of any date other than the date on the front of those documents.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) will be incorporated by reference into the final short form prospectus. However, any such template version of marketing materials will not form part of the final short form prospectus to the extent that the contents of the template version of marketing materials are modified or superseded by a statement contained in the final short form prospectus. Any template version of marketing materials filed after the date of this Prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated in this Prospectus.

FORWARD-LOOKING STATEMENTS

This Prospectus, including information and documents incorporated by reference, contains certain information, forecasts, projections, and/or disclosures about the Company’s operating and business plans which may constitute “forward-looking statements” within the meaning of securities legislation. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indicates”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Discussions containing forward-looking statements include, among other places, those under “Business of Trillion”, “Risk Factors” and “Use of Proceeds” and in certain documents incorporated by reference, including statements with respect to:

●	the completion of the Offering and the timing thereof;
●	the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals and clearances, including the approval of the CSE;
●	the use of net proceeds from the Offering;
●	the listing on the CSE of the Common Shares and Warrants underlying the Units, Additional Units and Broker Warrant Units distributed under this Prospectus;
●	business plans and strategies;
●	the performance characteristics of the Company’s oil and gas properties; oil and natural gas production levels; the size of the oil and natural gas reserves;
●	the expected drilling and optimization operations of the Company’s properties;
●	oil and natural gas production estimates and targets, including those at the SASB gas field and the Cendere Oil Field, and including, without limitation, statements regarding bopd (barrels oil per day) production capabilities;
●	projections of market prices and costs;
●	supply and demand projections for oil and natural gas;
●	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
●	capital programs and estimates relating to timing, cost and cash flow generation related to these programs;

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●	treatment under governmental regulatory regimes and tax laws;
●	the Company’s business strategy and outlook, including, but not limited to, the Company’s growth strategy, targets for future growth and projections of the results of such growth;
●	the ability to execute and agree with partners on work programs (and the nature and extent of such work programs) and budgets, which are subject to change based on, amongst other things, the actual results of drilling and related activity, the availability of equipment and service providers, unexpected delays and changes in market conditions;
●	the Company’s ability to obtain approvals and permits for drilling programs or high pressure stimulation programs;
●	the Company’s ability to finance future developments;
●	future economic conditions;
●	currency, interest rate and exchange rate fluctuations;
●	results of future seismic programs;
●	the Company’s future production rates and associated cash flow;
●	the Company’s continued ability to obtain and retain qualified staff, and equipment and services in a timely and cost efficient manner;
●	expectations regarding the volume and product mix of Trillion’s natural gas and oil production;
●	the amount and timing of future asset retirement obligations;
●	expectations with respect to future opportunities, including in respect of the Company’s financial position, future funds and other financial results;
●	changes to key personnel;
●	expectations regarding future aggregate operating, transportation, general, administrative and other expenses; and
●	the Company’s ability to estimate and cope with the operational or other impacts of the COVID-19 pandemic.

These forward-looking statements are not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. The Company cautions readers and prospective purchasers to not place undue reliance on forward-looking information, as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Trillion. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future, as are more particularly set out in the Company’s annual oil and gas filings. Specifically, forward-looking information contained herein regarding “reserves” and “prospective resources” may include:

●	estimated volumes and value of Trillion’s oil and natural gas reserves;
●	estimated volumes of Trillion’s prospective resources; and
●	the ability to finance future developments.

Forward-looking information is based on management’s current expectations and assumptions regarding, among other things:

●	the timing of obtaining regulatory and third party approvals related to the Offering;
●	the completion of the Offering;
●	matters relating to the Offering and the impact thereof on the capital of Trillion;
●	political stability of the areas in which Trillion is operating and completing transactions;
●	continued safety of operations and ability to proceed in a timely manner;
●	the ability of the Company to satisfy the drilling and other requirements under its licences and leases;
●	continued operations of and approvals forthcoming from the Turkish government in a manner consistent with past conduct;
●	the ability of the Company to replace and expand oil and natural gas reserves through exploration, exploitation, development and acquisition
●	future seismic and drilling activity on the expected timelines;
●	the continued favourable pricing and operating netbacks in Turkey;
●	the ability of the Company to successfully manage the political and economic risks inherent in pursuing oil and gas opportunities in Turkey;
●	field production rates and decline rates;
●	the ability of the Company to secure adequate product transportation;
●	the impact of increasing competition in or near the Company’s plays;
●	the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner to develop its business and execute work programs;
●	the Company’s ability to operate the properties in a safe, environmentally responsible, efficient and effective manner;
●	the timing and costs of pipeline, storage and facility construction and expansion;
●	future oil and natural gas prices;

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●	currency, exchange and interest rates;
●	the regulatory framework regarding royalties, taxes and environmental matters;
●	the ability of the Company to successfully market its oil and natural gas products;
●	the ability to successfully manage the political and economic risks inherent in pursuing oil and gas opportunities in foreign countries;
●	the state of the capital markets; and
●	the ability of the Company to obtain financing on acceptable terms.

In addition, Trillion’s work programs and budgets are in part based upon expected agreement among joint venture partners and associated exploration, development and marketing plans and anticipated costs and sales prices, which are subject to change based on, among other things, the actual results of drilling and related activity, availability of drilling, fracking and other specialized oilfield equipment and service providers, changes in partners’ plans and unexpected delays and changes in market conditions. Although Trillion believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect.

Forward-looking statements involve significant known and unknown risks and uncertainties. Exploration, appraisal, and development of oil and natural gas reserves are speculative activities and involve a significant degree of risk. A number of factors could cause actual results to differ materially from those anticipated by the Company including, but not limited to:

●	the risks associated with the oil and gas industry (e.g. operational risks in exploration, inherent uncertainties in interpreting geological data, and changes in plans with respect to exploration or capital expenditures, the uncertainty of estimates and projections in relation to costs and expenses, and health, safety and environmental risks);
●	uncertainty regarding the sustainability of initial production rates and decline rates thereafter;
●	uncertainty regarding the contemplated timelines for further testing and production from the 17 wells;
●	uncertainty regarding the ability to address technical drilling challenges and manage water production;
●	uncertainty regarding the state of capital markets and the availability of future financings;
●	the risk of being unable to meet drilling deadlines and the requirements under licences and leases;
●	uncertainty regarding the availability of drilling rigs and associated equipment on the contemplated timelines for shallow and deep drilling programs;
●	the risks of disruption to operations and access to worksites, threats to security and safety of personnel and potential property damage related to political issues, terrorist attacks, insurgencies or civil unrest;
●	the risks of increased costs and delays in timing related to protecting the safety and security of Trillion’s personnel and property;
●	political stability in Turkey;
●	the risk of changing commodity prices and BOTAS Reference Prices (priced in Turkish Lira (“TL”));
●	the risk of foreign exchange rate fluctuations, particularly the TL;
●	the uncertainty associated with negotiating with third parties in Turkey;
●	the risk of partners having different views on work programs and potential disputes among partners;
●	counterparty risks;
●	the uncertainty regarding government and other approvals (potential changes in laws and regulations);
●	the impact and the duration of the conflict between Russia and Ukraine;
●	the risks associated with weather delays and natural disasters; and
●	the risk associated with international activity.

All forward-looking statements in this Prospectus are based on management’s reasonable beliefs, intentions and expectations with respect to future events as of the date of this Prospectus and are subject to certain risks, uncertainties and assumptions. Some of these risks, uncertainties and factors include those disclosed herein under “Risk Factors” as well as those factors disclosed under the section entitled “Risk Factors” in the AIF that is incorporated by reference herein. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Prospectus. In light of the many risks and uncertainties that may cause future results to differ materially from those expected, the Company cannot give assurance that the forward-looking statements contained in this Prospectus and the documents incorporated by reference will be realized. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, neither the Company nor the Agents assume any obligation to publicly update these statements, or disclose any difference between the Company’s actual results and those reflected in these statements.

The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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PRESENTATION OF FINANCIAL AND OIL AND GAS INFORMATION

The Interim Statements and financial information in the Interim MD&A derived from the Interim Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Annual Statements and financial information in the Annual MD&A derived from the Annual Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) which differ in some significant respects from IFRS. All dollar amounts set forth in this Prospectus are in Canadian dollars, except where otherwise indicated.

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. The recovery and reserves estimates provided in this short form prospectus and in the documents incorporated by reference herein are estimates only. Actual reserves and future production from such reserves may be greater than or less than the estimates provided herein.

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

All estimates of future revenue in this Prospectus and in the documents incorporated herein by reference are, unless otherwise noted, after the deduction of royalties, development costs, production costs and well abandonment costs but before deduction of future income tax expenses and before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in this Prospectus and in the documents incorporated herein by reference do not represent the fair market value of the applicable reserves.

There is no assurance that the forecast price and cost assumptions estimated will be attained and variances could be material. The recovery and reserves estimates described herein and in the documents incorporated by reference herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided herein and in the documents incorporated herein by reference. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Unless otherwise stated, all of the reserves information contained herein and in the documents incorporated herein by reference, have been calculated and reported using assumptions and methodology guidelines outlined in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook, NI 51-101 and the reserve definitions contained in the Canadian Securities Administrators Staff Notice 51-324. Numbers in the reserves tables and other oil and gas information contained in this Prospectus may not add due to rounding.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Bcf	billion cubic feet
Bbls	barrels	Mcf	thousand cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
BOE or Boe	barrel(s) of oil equivalent	Mcfe	thousand cubic feet of natural gas equivalent
Boe/d	barrels of oil equivalent per day	MMcf	million cubic feet
Mbbls	thousand barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	m3	cubic metres
Mstb	thousand stock tank barrels of oil	MMbtu	million British Thermal Units
Mboe	thousand barrels of oil equivalent	GJ	gigajoule
MMboe	million barrels of oil equivalent

Other
°API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity
psi	pounds per square inch
m	metre(s)
ha	hectare(s)
$000s	thousands of dollars
WTI	West Texas Intermediate

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BUSINESS OF TRILLION

General Description

The Company was incorporated under the laws of British Columbia on December 15, 2017 under the name “Park Place Energy Inc.”. The Company subsequently changed its name to “Trillion Energy Inc.” on March 4, 2019 and on January 21, 2022 the Company merged with its parent company, Trillion Energy International Inc., a Delaware corporation, pursuant to an Agreement of Merger. The merged entity carried forward under the name “Trillion Energy International Inc.”

The Company’s registered and head office is located at Suite 700, 838 West Hastings Street, Vancouver, BC, V6C 0A6.

Intercompany Relationships

Summary of the Business

Trillion and its subsidiaries are currently engaged in the exploration, development and production of oil and natural gas in Turkey and Bulgaria. The Company is focused on exploiting its portfolio of existing exploration and development properties in Turkey and Bulgaria which include producing assets in Turkey and a coal bed methane exploration license in Bulgaria. The Common Shares are listed and posted for trading on the CSE under the symbol TCF, on the OTC under the symbol TRLEF, and on the Frankfurt Exchange under the symbol 3P2N-FF.

Trillion’s operations are focused SASB gas field and the Cendere Oil Field in Turkey.

The Company has a 19.6% (except three wells with 9.8%) interest in the Cendere oil field located in Southeast Turkey. This mature oilfield consistently produces between 125 and 145 bopd (barrels oil per day) net to the Company.

The Company also owns a 49% working interest in the offshore production license called the South Akcakoca Sub-Basin (“SASB”). SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The SASB fields are located off the north coast of Turkey, approximately 100 miles from the Tuna-1 (Danube-1) offshore well, towards the western end of the Black Sea in water depths ranging from 60 to 100 meters. The SASB Gas field has also four proved undeveloped discoveries, which contain an estimated proven and probable reserves of gross Company reserves of 20.1 BCF conventional natural gas (as set out in the Company’s form 51-101F1 for the year ended December 31, 2021).

For further details on the business of Trillion, see “Properties” and “Business” in the AIF.

RECENT DEVELOPMENTS

On November 18, 2021, the Company announced it had commenced the update of its SASB gas reserves due to increasing commodity prices and in advance of its 17 well drilling program expected to commence in 2022. The report updates the monetary value of the reserves in four discovered, but unproduced gas pools plus contiguous development prospects contained within the Company’s SASB gas property, and the new gas price forecasts which are substantially higher than previously forecasted prices used in the previous reports.

On December 17, 2021 the Company completed its previously announced shareholder meeting, in which the shareholders approved the redomicile to Canada. The filings for the redomicile were subsequently completed by the Company on January 21, 2022.

On March 29, 2022 the Company completed its non-brokered offering for aggregate gross proceeds of $18,243,000.

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On April 29, 2022 the Company announced that due to Russia’s Gazprom cutting off the natural gas supply to Bulgaria, the Company has now engaged in discussions for an exploration program of five wells in Bulgaria, and has met with Bulgarian representatives regarding the completion of the pre-license environmental reports necessary to commence work on the 98,000-acre Vranino 1-11 natural gas exploration license block in the Dobrudja Basin, Bulgaria.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in this Prospectus since March 31, 2022, there have been no material changes in the share capital of the Company. See “Prior Sales”.

The following table sets forth the consolidated capitalization of the Company as at the dates indicated, before and after giving effect to the Offering. This table should be read in conjunction with the financial statements of the Company and the related notes and management’s discussion and analysis in respect of those statements that are incorporated herein by reference.

	Authorized	Outstanding as at March 31, 2022	Outstanding as at the date of this Prospectus before giving effect to the Offering	Outstanding as at the date of this Prospectus after giving effect to the Offering	Outstanding as at the date of this Prospectus after giving effect to the Offering and the exercise of the Over-Allotment Option in full
Shareholder Capital
Common Shares	Unlimited	296,436,824	296,953,074	361,469,074	371,146,474
Preferred Shares	Unlimited	Nil	Nil	Nil	Nil
Warrants(1)	Unlimited	70,488,378	70,092,128	102,350,128	107,188,828
Options(2)	10% of the I/O Common Shares	7,590,000	7,470,000	7,470,000	7,470,000
Broker Warrants(3)	Unlimited	0	0	3,870,960	4,451,604

Notes:

1.	Includes the PP Finders Warrants (defined below) issued in connection with the Non-Brokered Offering.
2.	Pursuant to the stock option plan of the Company (the “Option Plan”), the maximum number of Options that may be issued pursuant to the Option Plan may not exceed in the aggregate, 10% of the issued and outstanding Common Shares. As at the date of this Prospectus, the Company had an aggregate of 7,590,000 options outstanding with a weighted average exercise price of USD$0.12.
3.	The Broker Warrants issued in connection with the Offering are exercisable into Units of the Company.

USE OF PROCEEDS

The net proceeds of the Offering, after deducting the Agents’ Fee, the Corporate Finance Fee and the estimated expenses of the Offering payable by Trillion (including the reasonable expenses of the Agents) of $300,000, are estimated to be approximately $18,199,962, assuming that the maximum Offering is completed, that there are no President’s List purchasers and that the Over-Allotment Option will not be exercised. As at May 31, 2022, the Company’s estimated working capital was USD$8 million.

Trillion intends to use the net proceeds from the Offering to fund its 2022-2023 capital program, and for general working capital purposes. The capital program outlined below is contingent upon Trillion completing the Offering and receiving the net proceeds therefrom. Trillion’s 2022-2023 capital program is expected to be focused on the development of the SASB gas fields through the drilling of 5 wells and 2 well recompletions (the “Initial Drilling Program”). The total cost of the Initial Drilling Program net to Trillion is expected to be approximately USD$25,000,000, inclusive of expenditures paid to date for same (“Pre-paid Items”). Up to May 31, 2022, the Company has incurred USD$3.7 million in Pre-paid Items for the Initial Drilling Program. Pre-paid Items include, among other things, payments for the rig deposit, rig mobilization fee, supply vessel, well survey, well tubing and casing, well engineering, and structural verification of production platforms. The remaining estimated costs of the Initial Drilling Program are approximately USD$21.3 million. Approximately USD$14 million (approximately CAD$17.92 million) of the net proceeds of the Offering will be used for the Initial Drilling Program together along with approximately USD $7.3 million of the Company’s current working capital.

In the event that no funds are raised in connection with this Offering, the Company will reduce the Initial Drilling Program to drill 2 wells and 2 well recompletions, which the Company expects can be funded through its current working capital.

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It is expected that the net proceeds of the Offering will be used as follows:

Expenditure	Amount(1)
The Initial Drilling Program (development of SASB gas fields)	$17,920,000
General working capital purposes	$279,962
Total	$18,199,962.00

Note:

1.	The net proceeds of the Offering, after deducting the Agents’ Fee, the Corporate Finance Fee and the estimated expenses of the Offering payable by Trillion (including the reasonable expenses of the Agents) of $300,000, are estimated to be approximately $18,199,962, assuming that the maximum Offering is completed, that there are no President’s List purchasers and that the Over-Allotment Option is not exercised. In the event there are purchasers from the President’s List and/or the Over-Allotment Option is exercised in whole or in part, the net proceeds from the Offering will be increased accordingly and such additional net proceeds will be used for general working capital purposes.

Business Objectives and Milestones

The following sets out the primary business objectives for the Company over the next 12 months and the significant events that need to occur for the business objectives to be accomplished:

Business Objective	Milestone	Timeframe	Estimated Cost
Increase production on SASB gas field through production of Reserves through 2 recompletion of old wells and 5 new production wells	Rig to be transported to on site SASB and operate and drilling program	Drilling commences July 2022 to February 2023. Planning, engineering and ordering of materials is ongoing.	USD$11,000,000
Reprocess seismic to delineate stratigraphic exploration targets on SASB Block	Hire geologist and geophysicist to conduct evaluation of historical data	December 2022 – June 2023	USD$300,000
Secure permits for off block exploration targets proximate to SASB	File permit applications to relevant government entities	October 2022 – June 2023	USD$100,000
Continue working on Bulgaria environmental permit	Obtain environmental report or waiver for same relating to the exploration program in Bulgaria	Current to June 2023	USD$100,000

Other than obtaining the required approvals to advance its capital program, no significant event needs to occur for Trillion to achieve its business objectives, which remain subject to the normal risks and uncertainties that prevail in the oil and natural gas industry. See “Forward-Looking Statements” and “Risk Factors”.

No Minimum Offering

No minimum amount of funds must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above. There can be no assurance that the Company will receive sufficient net proceeds from the Offering to accomplish some or all of the objectives set out above. In the event the Offering amount is less than the maximum Offering, the Company intends to utilize all the proceeds of the Offering in the development of the SASB Gas Field.

In the event that 15% or less of the maximum Offering is achieved, the Company will use the net proceeds of the Offering for working capital purposes and will pursue other sources of financing to meet its business objectives. Given that the Company has a negative operating cash flow, there can be no assurance that such alternative sources of financing will be available or that the Company will be able to meet its business objectives.

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PLAN OF DISTRIBUTION

Pursuant to an Agency Agreement to be entered into between the Company and the Agents, the Company will engage the Agents to offer for sale to the public on a “commercially reasonable efforts” basis, and the Company has agreed to issue and sell, on the Closing Date, up to 64,516,000 Units at the Offering Price for aggregate gross proceeds of up to $19,999,960. The Offering is not underwritten or guaranteed by any person. While the Agents have agreed to use their commercially reasonable efforts to sell the Units, the Agents are not obligated to purchase any Units that are not sold. All funds received from the subscription for the Units will be deposited and held by the Agents pursuant to the terms and conditions of the Agency Agreement and will not be released until the Agents have consented to such release.

Each Unit will consist of one Unit Share and one half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $0.50 until 5:00 p.m. (Vancouver Time) on the date that is 36 months following the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture (as defined herein) to be dated as of the Closing Date between the Company and the Warrant Agent (as defined herein). The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued and no cash consideration will be paid in lieu of fractional shares.

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

The Company has granted to the Agents the Over-Allotment Option, exercisable, in whole or in part, at any time for a period of 30 days from and including the Closing Date, to arrange for the sale of up to such number of Additional Units as is equal to 15% of the number of Units sold under the Offering on the same terms and conditions as the Offering, for the purpose of covering overallotments that exist on the Closing Date, if any. The grant of the Over-Allotment Option and the distribution of the Additional Units issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this Prospectus. A purchaser who acquires Additional Units forming part of the Agents’ over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the maximum Offering is completed and the Over-Allotment Option is exercised in full, and assuming that no Units are sold to purchasers on the President’s List, the total gross proceeds from the Offering will be $22,999,954, the Agents’ Fee will be $1,379,997, and the net proceeds to the Company (before deducting the Corporate Finance Fee and the estimated expenses of the Offering of $300,000) will be $21,619,957. The price of the Units and the Additional Units was determined by arm’s length negotiation between the Company and the Lead Agent.

In consideration for the services to be performed by the Agents, the Company has agreed to pay to the Agents the Agents’ Fee, subject to a reduced fee of 4% for the number of Units sold to President’s List purchasers, the Corporate Finance Fee and the reasonable expenses of the Agents in connection with the Offering. The Company has also agreed to grant to the Agents such number of Broker Warrants as is equal to 6% of the aggregate number of Units and Additional Units sold under the Offering, subject to a reduced number of Broker Warrants equal to 4% of the number of Units sold to purchasers on the President’s List. Each Broker Warrant will be exercisable to purchase one Broker Warrant Unit at an exercise price equal to the Offering Price per Broker Warrant Unit for a period of 36 months following the Closing Date. This Prospectus also qualifies the distribution of the Broker Warrants.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Lead Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about the Closing Date, or such other date as may be agreed upon by the Company and the Lead Agent. If the Closing Date does not occur within 90 days from the date a receipt is issued for this Prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agents, the Offering will be discontinued and all subscription monies will be returned to subscribers without interest, set-off or deduction.

The Company will arrange for an instant deposit of the securities issued hereunder to or for the account of the Agents with CDS on the Closing Date, against payment of the aggregate purchase price for the securities issued hereunder. Accordingly, a purchaser of securities issued hereunder will receive only a customer confirmation from the Agents or other registered dealers who are CDS participants and from or through which the securities issued hereunder are purchased. The obligations of the Agents under the Agency Agreement may be terminated by the Agents on the basis of a “disaster out”, “market out”, “due diligence out”, “regulatory out” and may also be terminated upon the occurrence of certain other stated events. The Agents are not obligated, directly or indirectly, to advance their own funds to purchase any of the Units.

The Agency Agreement also provides that the Company will indemnify, among others, the Agents and its affiliates, subsidiaries, control persons, and their respective directors, officers, employees, shareholders, partners and agents against certain liabilities and expenses or will contribute to payments that the Agents may be required to make in respect thereof.

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From the date of the Agency Agreement until a date that is 120 days from the Closing Date, the Company has agreed not to, without the prior written consent of the Lead Agent, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including those that are convertible or exchangeable into securities of the Company) other than: (i) pursuant to the Offering; (ii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date of the Agency Agreement; (iii) securities which may be issued from time to time as agreed to in employee compensation arrangements; or (iv) pursuant to an arm’s length acquisition.

As a condition of closing of the Offering, the Company will cause each of the directors, senior officers and other insiders of the Company to execute a lock-up agreement to be delivered at the closing of the Offering, setting out that for a period of 120 days from the Closing Date, without the consent of the Lead Agent, each director and officer will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether then owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

The Company has provided notice to the CSE to list the Unit Shares, the Warrants, the Warrant Shares, the Unit Shares comprising the Broker Warrant Units, the Warrants comprising the Broker Warrant Units and the Unit Shares issuable upon exercise of the Warrants comprising the Broker Warrant Units, on the CSE. Listing will be subject to the Company fulfilling all listing requirements of the CSE.

The Offering is being made concurrently in all the provinces of Canada other than Quebec. In addition, the Agents may offer the Units outside of Canada, subject to compliance with the local securities law requirements in such a manner as to not require registration of the Units, or filing of a prospectus or registration statement with respect to those Units under the laws in such jurisdictions or qualification as a foreign corporation or to file a general consent to service of process in such jurisdictions.

The Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly the Units may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States or U.S. Persons, except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Agents have agreed that, except as permitted by the Agency Agreement and as expressly permitted by applicable U.S. federal and state securities laws, they will not offer or sell any of the Units in the United States or to, or for the account or benefit of, U.S. Persons. The Agents may offer and sell the Units pursuant to the Agency Agreement in the United States and to, or for the account or benefit of, U.S. Persons, to persons who are “accredited investors” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, in compliance with the exemption provided by Rule 506(b) of Regulation D under the 1933 Act and similar exemptions under applicable U.S. state securities laws. The Agents will offer and sell the Units outside the United States only in accordance with Rule 903 of Regulation S under the 1933 Act. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered under the Offering in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units (or the securities comprising the Units) in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such registration requirements.

The Warrants may not be exercised in the United States, or by on behalf of, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the 1933 Act and any applicable state securities laws, after the holder has complied with the requirements for exercising the Warrants set forth in the terms of the Warrants, including, without limitation, any requirement to deliver a legal opinion or other evidence of exemption in connection with such exercise.

Pursuant to rules and policy statements of certain Canadian securities regulatory authorities, the Agents may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. Such exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws and in connection with the Offering, the Agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than which would otherwise prevail on the open market, including stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress.

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DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit will be comprised of one Unit Share and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances in accordance with the terms of the Warrant Indenture, one Warrant Share, at an exercise price of $0.50 until the date that is 36 months following the Closing Date. The Units will separate into Unit Shares and Warrants immediately upon issue.

Unit Shares

The Unit Shares will have all of the characteristics, rights and restrictions of the Common Shares. Holders of Common Shares are entitled to receive notice of, attend and vote at, meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Common Share carries the right to one vote. Holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of the holders of preferred shares or other classes ranking in priority to the Common Shares with respect of the payment of dividends. In the event of the liquidation, dissolution or winding-up of the Company, holders of Common Shares are also entitled to receive, on a pro rata basis, the remaining property and assets of the Company available for distribution after payment of all its liabilities and subject to the rights of the holders of preferred shares or other classes ranking in priority to the Common Shares.

Warrants

The Warrants will be issued under a warrant indenture (the “Warrant Indenture”) to be entered into between the Company and Odyssey Trust Company (the “Warrant Agent”). The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The following summary of the material provisions of the Warrants to be issued pursuant to the Offering and certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to the detailed provisions of the Warrant Indenture. Promptly following execution thereof, a copy of the Warrant Indenture will be made available electronically under the Company’s issuer profile on SEDAR at www.sedar.com, and reference should be made to the Warrant Indenture for the full text of the attributes of the Warrants.

Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $0.50. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Each Warrant will be exercisable at any time prior to 5:00 p.m. (Vancouver time) on the date that is 36 months following the Closing Date, after which time the Warrants will expire and become null and void.

The Warrants may be issued in uncertificated form. Any Warrants issued in certificated form shall be evidenced by a warrant certificate in the form attached to the Warrant Indenture. All Warrants issued in the name of CDS may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book-entry position on the register of warrantholders to be maintained by the Warrant Agent at its principal offices in Vancouver, British Columbia.

The Warrant Indenture is expected to provide for adjustment to the exercise price of the Warrants and/or to the number or kind of securities issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a)	a subdivision of the Common Shares into a greater number of Common Shares or a consolidation of the Common Shares into a lesser number of Common Shares;

(b)	the issuance of Common Shares or securities exchangeable or convertible into Common Shares to all or substantially all the holders of Common Shares by way of a stock dividend or other distribution;

(c)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of Common Shares on such record date; and/or

(d)	subject to certain exceptions, a distribution by the Company to all or substantially all the holders of the Common Shares, of securities of any class (whether of the Company or any other corporation) other than Common Shares, rights, options or warrants, evidences of indebtedness, or cash, securities, or other property or assets.

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The Warrant Indenture is also expected to provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or the exercise price per security in the event of the following additional events:

(a)	a reclassification of the Common Shares;

(b)	the amalgamation, plan of arrangement or merger of the Company with or into another entity (other than an amalgamation, plan of arrangement or merger which does not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); and/or

(c)	a transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent (1%) in the exercise price or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Company also expects to covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fraction of a Warrant Share will be issued upon the exercise of a Warrant, and no cash or other consideration will be paid in lieu thereof. Holders of Warrants will not have any voting rights or pre-emptive rights or any other rights, which a holder of Common Shares would have.

From time to time, the Company and the Warrant Agent may, without the consent of or notice to the holders of Warrants, amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is expected to be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are present in person or represented by proxy, registered holders of Warrants representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Warrants.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act, and the Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws and in compliance with the terms of the Warrants.

There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants purchased under this Prospectus. See “Risk Factors”.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which will be made available electronically under the Company’s issuer profile on SEDAR at www.sedar.com promptly following execution thereof.

Broker Warrants

As additional consideration for the services rendered in connection with the Offering, the Company has agreed to issue to the Agents such number of Broker Warrants as is equal to 6% of the aggregate number of Units sold under the Offering (including any Additional Units), subject to a reduced number of Broker Warrants equal to 4% of the number of Units sold to purchasers on the President’s List. Each Broker Warrant will entitle the holder thereof to purchase one Broker Warrant Unit at an exercise price equal to the Offering Price at any time on or before the date that is 36 months after the Closing Date. The Broker Warrant Units will have the same terms as the Units. This Prospectus also qualifies the distribution of the Broker Warrants to the Agents.

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The certificate representing the Broker Warrants will provide for standard adjustments in the number of Common Shares issuable upon the exercise of the Broker Warrants and/or the exercise price per Broker Warrant upon the occurrence of certain events, including: (a) a subdivision of the Common Shares into a greater number of Common Shares or a consolidation of the Common Shares into a lesser number of Common Shares; (b) the issuance of Common Shares or securities exchangeable or convertible into Common Shares to all or substantially all the holders of Common Shares by way of a stock dividend or other distribution; (c) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price” of the Common Shares on such record date; and/or (d) subject to certain exceptions, a distribution by the Company to all or substantially all the holders of the Common Shares, of securities of any class (whether of the Company or any other corporation) other than Common Shares, rights, options or warrants, evidence of indebtedness, or cash, securities, or other property or assets.

The Broker Warrants are non-transferable and will not be listed or quoted on any securities exchange. The holders of the Broker Warrants will not have any voting right or any other rights which a holder of Common Share would have.

The Broker Warrants and the Broker Warrant Units issuable upon exercise of the Broker Warrants have not been and will not be registered under the 1933 Act, and the Broker Warrants and Warrants underlying the Broker Warrant Units may not be exercised in the United States or by or on behalf of, or for the account or benefit of, any U.S. Person, except pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws and in compliance with the terms of the Broker Warrants and such Warrants underlying the Broker Warrant Units.

PRIOR SALES

Common Shares

During the 12-month period prior to the date of this Prospectus, Trillion has issued the following Common Shares.

Date of Issue	Number of Common Shares Issued	Issuance Price Per Share	Reason for Issuance
June 28, 2021	50,000	$0.30	Private Placement(1)
June 28, 2021	175,000	$0.30-$0.40	Debt Settlement(2)
June 28, 2021	135,000	$0.10-$0.12	Warrant Exercises (3)
July 20, 2021	50,000	$0.30	Private Placement(4)
August 9, 2021	16,134,000	$0.10-$0.20	Warrant Exercises (5)
August 20, 2021	3,605,247	$0.12-$0.41	Warrant Exercises (6)
September 7, 2021	500,000	$0.240	Share for Services(7)
September 7, 2021	246,073	$0.20	Debt Settlement(8)
September 7, 2021	210,000	$0.12	Warrant Exercises (9)
November 10, 2021	9,221,667	$0.06-$0.12	Option/Warrant/RSU Exercises (10)
December 2, 2021	100,000	$0.12	Warrant Exercises (11)
March 15, 2022	40,308,037	$0.165	Private Placement(12)
March 16, 2022	6,060,606	$0.165	Private Placement(12)
March 17, 2022	5,909,090	$0.165	Private Placement and Debt Settlement(12)
March 17, 2022	700,000	$0.165	RSU Exercise(13)
March 18, 2022	19,175,898	$0.165	Private Placement(12)
March 24, 2022	34,513,400	$0.165	Private Placement(12)
March 28, 2022	4,600,000	$0.165	Private Placement(12)
April 8, 2022	246,250	$0.08-$0.10	Warrant and Option Exercise(14)
May 26, 2022	170,000	$0.10	Warrant and Option Exercise(15)
June 3, 2022	100,000	$0.10	Warrant Exercise(16)
Total	142,210,268

Notes:

1.	Trillion issued an aggregate of 50,000 Common Shares of Trillion, at a price of $0.30 per Common Share for gross proceeds of $15,000.
2.	Trillion issued 175,000 Common Shares to settle outstanding debt in the amount of USD$38,040 ($47,970 CAD).
3.	Trillion issued 135,000 Common Shares pursuant to the exercise of 135,000 warrants with exercise prices ranging from $0.10-$0.12.
4.	Trillion issued an aggregate of 50,000 Common Shares of Trillion, at a price of $0.30 per Common Share for gross proceeds of $15,000.
5.	Trillion issued 16,134,000 Common Shares pursuant to the exercise of 16,134,000 warrants at exercise prices ranging from $0.10-$0.20.
6.	Trillion issued 3,605,247 Common Shares pursuant to the exercise of 3,605,247 warrants at exercise prices ranging from $0.12-$0.41.
7.	Trillion issued 500,000 Common Shares with a fair value of $120,000 for services provided.
8.	Trillion issued 246,073 Common Shares to settle outstanding debt in the amount of $49,215.
9.	Trillion issued 210,000 Common Shares pursuant to the exercise of 210,000 warrants at $0.12.
10.	Trillion issued 1,125,000 Common Shares in connection with the issuance and vesting of 1,175,000 RSUs. Trillion also issued 4,966,667 Common Shares pursuant to the exercise of 4,966,667 warrants at an exercise price ranging from $0.10-$0.12. The Company also issued 3,130,000 Common Shares pursuant to the exercise of 3,130,000 options at an exercise price ranging from $0.06-$0.12.
11.	Trillion issued 100,000 Common Shares pursuant to the exercise of 100,000 warrants at an exercise price of $0.12.
12.	Trillion issued an aggregate of 108,657,941 units (the “PP Units”), with each PP Unit consisting of one Common Share and one half of one common share purchase warrant (the “PP Warrant”) (collectively, the “Non-Brokered Offering”). In connection with the Non-Brokered Offering, Trillion completed a debt settlement on the same terms as the Non-Brokered Offering for a total of 1,909,090 PP Units. Additionally, the Company issued an aggregate of 7,506,783 finders warrants (the “PP Finders Warrants”) in connection with the private placement, with each PP Finders Warrant exercisable for a period of 24 months, entitling the holder thereof to acquire one Common Share at a price of $0.45 per Common Share. See material change report listed in “Documents Incorporated by Reference”.
13.	Trillion issued 700,000 Common Shares in connection with the issuance and vesting of 700,000 RSUs.

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14.	Trillion issued 246,250 Common Shares pursuant to the exercise of 146,250 warrants and 50,000 options at an exercise price of $0.10 and 50,000 warrants at an exercise price of $0.08.
15.	Trillion issued 170,000 Common Shares pursuant to the exercise of 100,000 warrants and 70,000 stock options at an exercise price of $0.10.
16.	Trillion issued 100,000 Common Shares pursuant to the exercise of 100,000 warrants at an exercise price of $0.10.

Options

During the 12-month period prior to the date of this Prospectus, Trillion has issued the following Options to purchase Common Shares, pursuant to the Company’s Stock Option Plan:

Date of Issue	Number of Options	Exercise Price	Expiry Date

No options to purchase Common Shares were granted by the Company in the 12 months preceding this Offering.

RSU’s

During the 12-month period prior to the date of this Prospectus, Trillion has issued the following RSU’s to purchase Common Shares, pursuant to the Company’s RSU Plan:

Date of Issue	Number of RSUs	Exercise Price	Expiry Date
November 10, 2021	1,175,000	N/A	N/A
February 1, 2022	650,000	N/A

The issued RSU’s vested immediately and were converted into Common Shares immediately after issuance. No other RSU’s were granted by the Company in the 12 months preceding this Offering.

Warrants

During the 12-month period prior to the date of this Prospectus, Trillion has issued the following Warrants to purchase Common Shares:

Date of Issue	Number of Warrants	Exercise Price		Expiry Date	Reason for Issuance
March 15, 2022	20,154,018	CAD$	0.45	March 15, 2024	Private Placement(1)
March 15, 2022	1,551,419	CAD$	0.45	March 15, 2024	Private Placement(2)
March 16, 2022	3,030,303	CAD$	0.45	March 16, 2024	Private Placement(1)
March 16, 2022	363,636	CAD$	0.45	March 16, 2024	Private Placement(2)
March 17, 2022	2,954,545	CAD$	0.45	March 17, 2024	Private Placement(1)
March 18, 2022	9,587,949	CAD$	0.45	March 18, 2024	Private Placement(1)
March 18, 2022	1,026,174	CAD$	0.45	March 18, 2024	Private Placement(2)
March 24, 2022	17,256,700	CAD$	0.45	March 24, 2024	Private Placement(1)
March 24, 2022	4,212,554	CAD$	0.45	March 24, 2024	Private Placement(2)
March 28, 2022	2,300,000	CAD$	0.45	March 28, 2024	Private Placement(1)
March 28, 2022	353,000	CAD$	0.45	March 28, 2024	Private Placement(2)

Notes:

1.	In connection with the Non-Brokered Offering, Trillion issued an aggregate of 55,283,516 PP Warrants. See material change report listed in “Documents Incorporated by Reference”.
2.	In connection with the Non-Brokered Offering, Trillion issued an aggregate of 7,506,783 PP Finders Warrants. The PP Finders Warrants have a term of two years from the date of issuance and are exercisable at $0.45 per Common Share. See material change report listed in “Documents Incorporated by Reference”.

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TRADING PRICE AND VOLUME

The following table sets forth information relating to the monthly trading of the Common Shares on the CSE during the 12-month period prior to the date of this Prospectus.

	Month	High(1)	Low(1)	Trading Volume(2)
2022	June	0.41	0.285	53,254,268	(3)
	May	0.425	0.28	19,004,513
	April	0.46	0.31	23,562,541
	March	0.35	0.22	24,187,420
	February	0.355	0.16	23,137,589
	January	0.195	0.165	2,265,145
2021	December	0.235	0.16	2,767,798
	November	0.25	0.17	4,808,341
	October	0.31	0.16	5,265,123
	September	0.30	0.20	2,863,228
	August	0.26	0.17	3,618,844
	July	0.30	0.22	4,834,691
	June	0.34	0.27	7,585,376
	May	0.45	0.305	5,930,469

Notes:

1.	Includes intra-day high and low prices.
2.	Total volume traded in the relevant month
3.	Up to and including June 23, 2022.

INTERESTS OF EXPERTS

Certain legal matters relating to the issue and sale of the securities offered hereunder will be passed upon by DS Lawyers Canada LLP, on behalf of the Company, and by Burnet, Duckworth & Palmer LLP, on behalf of the Agents. As of the date of this Prospectus, the partners and associates of DS Lawyers Canada LLP, own, directly or indirectly, in the aggregate, less than 1% of the Common Shares. As of the date of this Prospectus, the partners and associates of Burnet, Duckworth & Palmer LLP own, directly or indirectly, in the aggregate, less than 1% of the issued and outstanding Common Shares.

Harbourside CPA is the auditor of the Company and is independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

Information of a scientific or technical nature regarding the assets in this Prospectus have been derived from the reports prepared by GLJ Ltd. (“GLJ”), independent qualified reserves evaluator to the Company. As at the date hereof, the designated professionals of GLJ, own directly or indirectly, in the aggregate, less than 1% of the Common Shares.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of associate or affiliate of the Company.

ELIGIBILITY FOR INVESTMENT

In the opinion of DS Lawyers Canada LLP, counsel to the Company, and Burnet, Duckworth & Palmer LLP, counsel to the Agents, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force on the date of this Prospectus, the Unit Shares, Warrant Shares, and Warrants, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered education savings plan (“RESP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (a “TFSA”) (each, a “Registered Plan”), provided that, and subject to the provisions of any particular Registered Plan, at such time:

(a)	in the case of the Unit Shares and Warrant Shares, (i) the Common Shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which, on the date hereof, includes the CSE), or (ii) the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act); and

(b)	in the case of the Warrants, either the (i) Warrants are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the CSE), or (ii) the Warrant Shares are qualified investments as described in (a) above and neither the Company, nor any person with whom the Company does not deal at arm’s length (for the purposes of the Tax Act), is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or “deferred profit sharing plan” (as defined in the Tax Act).

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Notwithstanding that the Unit Shares, Warrant Shares, and Warrants may be a “qualified investment” for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber under a RESP or the holder of a TFSA or RDSP, as the case may be (each, a “Registered Holder”), will be subject to a penalty tax if the Unit Shares, Warrant Shares or Warrants are a “prohibited investment” within the meaning of the Tax Act for such RRSP, RRIF, RESP, RDSP or TFSA. The Unit Shares, Warrant Shares and Warrants will generally not be a “prohibited investment” for a trust governed by an RRSP, RRIF, RESP, RDSP or TFSA provided that the Registered Holder: (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will generally not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act) for trusts governed by an RRSP, RRIF, RESP, RDSP or TFSA.

Prospective purchasers who intend to hold Unit Shares, Warrants, or Warrant Shares in a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below and incorporated herein by reference and in the AIF, Annual MD&A and Interim MD&A and financial statements of the Company before making an investment in the securities of the Company.

An investment in the Units is speculative and involves a high degree of risk. Trillion’s business is subject to the risks normally encountered in the oil and natural gas industry such as the marketability of, and prices for, oil and natural gas, competition with companies having greater resources, acquisition, exploration and production risks, need for and availability of capital, fluctuations in the market price and demand for oil and natural gas, partner approvals, the regulation of the oil and natural gas industry by various levels of government and public protests. The success of further exploration or development projects cannot be assured. In addition, Trillion’s operations are located primarily outside of Canada and are subject to risks arising from political instability, foreign exchange and foreign regulatory regimes. Subscribers must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Trillion.

A prospective investor should carefully consider the information included or incorporated by reference in this short form Prospectus and the Company’s historical consolidated financial statements and related notes before making an investment decision regarding the Units. The risk factors contained in the Annual MD&A and Interim MD&A and under the heading “Risk Factors” in the AIF (copies of which may be accessed at www.sedar.com) are incorporated herein by reference. Such risks may not be the only risks facing Trillion. Additional risks not currently known may also negatively impact Trillion’s business operations and results of operation. In addition to such risk factors, investors should consider the below additional risks.

Accordingly, the Company does not, nor should shareholders of Trillion or potential purchasers of Units rely on forward-looking statements as a prediction of actual results. See “Forward-Looking Statements”.

Share Price Volatility

The market price of the Common Shares may be volatile. The volatility may affect the ability of shareholders to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to Trillion’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Trillion or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this short form prospectus. In addition, the market price for securities in the stock markets, including the CSE, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

Use of the Proceeds

Trillion currently intends on allocating the net proceeds received from the Offering as described under the heading “Use of Proceeds” in this short form prospectus. However, management will have the discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” herein if it believes that it would be in the best interests of Trillion to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Trillion.

The anticipated use of proceeds, particularly with respect to drilling, may also be affected by a variety of risks and hazards which are beyond the control of Trillion, including environmental hazards, industrial accidents, occupational and health hazards, technical failures, labour disputes, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with governmental requirements, explosions and other accidents. The anticipated dates for drilling may be delayed and the capital and operating costs may be greater than anticipated.

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No Current Market for the Warrants

The CSE has conditionally approved the listing of the Warrants on the CSE. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the CSE, including meeting all minimum listing requirements, and there can be no assurance that such listing will be successful. Accordingly, there is currently no market through which the Warrants may be sold and the Warrants may not be listed on any securities or stock exchange or automated dealer quotation system. As a result, the purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. The Offering Price and the allocation thereof between the Unit Shares and the Warrants comprising the Units have been determined by negotiation between the Company and the Agents.

Dilution to Common Shares

As at June 1, 2022, the Company had 296,953,074 Common Shares issued and outstanding. Following the completion of the Offering, there will be up to an additional 74,193,400 Common Shares issued and outstanding (assuming the sale of all Units and the full exercise of the Over-Allotment Option). The increase in the number of Common Shares issued and outstanding, and the sale of such securities, may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Company’s existing shareholders will be diluted.

Forward-Looking Information May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this short form prospectus under the heading “Forward- Looking Statements”.

History of Losses

The Company’s expenses have exceeded its revenues since its inception and there is a possibility, that we will incur net losses until we are able to successfully increase revenue from additional production wells, or reduce expenses. The Company’s business plan requires the incursion of further exploration and development expenses on its oil and gas projects. We may not be able to successfully increase production or ever become profitable if we are unable raise additional capital and put new wells into production. These circumstances raise concerns about Trillion’s ability to continue as a going concern, absent new production and adequate capital to put new wells into production.

The Company’s projects in Turkey have a lengthy operating history of production. The currently producing wells on SASB are in the decline stage of production as they have been producing for over 10 years, and until significant reinvestment occurs to increase production, production will continue to decrease. The Company’s Bulgarian gas exploration block is in the exploration stage. The Company’s operations will be subject to all the risks inherent in the establishment of an exploration stage enterprise in respect to the Bulgarian gas play and the uncertainties arising from the absence of a significant operating history on the exploration block. We are subject to the uncertainties including the exposure to significant abandonment costs on producing oil and gas properties in Turkey. Potential investors should be aware of the difficulties normally encountered by resource exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the development and exploration of the Company’s properties may not result in the discovery of additional reserves. Problems such as the absence of economic quantities of petroleum substances, unusual or unexpected formations of rock or land and other conditions are involved in resource exploration and often result in unsuccessful exploration and development efforts. If the results of exploration do not reveal viable further commercial reserves, we may decide to abandon the Company’s projects and acquire new claims for new exploration or cease operations. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon operations. There can be no assurance that we will be able to operate on a profitable basis.

Negative Cash Flow

The Company has had negative operating cash flow since its inception, and will continue to have negative operating cash flow until further capital is raised to drill further production wells on SASB, at which times we anticipate to become cash-flow positive. No assurance can be given that the Company will attain the capital required to attain positive cash flow or profitability, or that additional funding will be available for operations.

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Additional Financing

The continued development of the Company may require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company may fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of the Company’s current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company.

Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations.

Development Risk

Trillion currently has significant oil and gas reserves that are proved, probable and possible, under both Canadian and American standards of disclosure for oil and gas activities. The Company’s subsidiaries in Turkey have participated in the drilling of several wells in Turkey. We have acquired a significant amount of data on the Bulgaria exploration block, however, we have not yet drilled any wells in Bulgaria.

There can be no absolute assurance that current or future exploration and development efforts will be successful, and the Company cannot be 100% sure that its overall drilling success rate or its production operations within a particular area will come to fruition, and if they do, reserves will be produced and therefor, decline over time. Trillion may not recover all of its capital investment in the wells or the underlying leaseholds. Unsuccessful drilling activities would have a material adverse effect on results of operations and financial condition. The cost of drilling, completing and operating wells is often uncertain and a number of factors can delay or prevent drilling operations, including: (i) unexpected drilling conditions; (ii) pressure or irregularities in geological formation; (iii) equipment failures or accidents; (iv) adverse weather conditions; and (v) shortages or delays in the availability of drilling rigs and the delivery of equipment; (vi) foreign exchange fluctuation; and security risk.

In addition, the Company’s exploration and development plans may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as weather, compliance with governmental regulations, foreign exchange fluctuation, political risk, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. The Company will continue to gather information about its exploration projects, and it is possible that additional information may cause the Company to alter its schedule or determine that a project should not be pursued at all. Investors should understand that the Company’s plans regarding its projects are subject to change.

Trillion may not be able to obtain all of the licenses necessary to operate its business.

The Company’s operations require licenses and permits from various governmental authorities to drill wells and transport hydrocarbon fluids or gases. We believe that we hold, or will hold, all necessary licenses and permits under applicable laws and regulations for Trillion’s operations and believe we will be able to comply in all material respects with the terms of such licenses and permits in Turkey. However, such licenses and permits are subject to change in various circumstances. We have not yet obtained all of the required permits to commence exploration in Bulgaria. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain continued operations that economically justify the cost.

Even if we acquire an oil and natural gas exploration property and establish that it contains oil or natural gas in commercially exploitable quantities, the potential profitability of oil and natural gas ventures depends upon factors beyond the control of the Company.

The potential profitability of oil and natural gas properties is dependent upon many factors beyond the Company’s control. For instance, world prices and markets for oil and natural gas are unpredictable, volatile, potentially subject to governmental fixing, pegging, controls or any combination of these and other factors, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. In addition, adverse weather conditions can hinder drilling operations. Additionally, we are not the operator of the producing oil and gas properties in Turkey and the operator is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”), which causes uncertainty as we cannot fully control the exploration and development of oil and gas on the Company’s properties. These changes and events may materially affect future financial performance. These factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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In addition, a productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well. Production from any well may be unmarketable if it is impregnated with water or other deleterious substances. Also, the marketability of oil and natural gas which may be acquired or discovered will be affected by numerous related factors, including the proximity and capacity of oil and natural gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection, all of which could result in greater expenses than revenue generated by the well. Abandonment costs may be significant in decommissioning the oil and gas operations on producing properties.

The volatility of oil prices could adversely affect the Company’s results of operations

The prices we will receive for any products we may produce and sell are likely to be subject to large fluctuations in response to factors beyond Trillion’s control. These factors include but are not limited to the condition of the worldwide economy, world oil and gas prices, exchange rates, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere and the availability of alternate fuel sources. The prices for oil and gas will affect:

1.	the Company’s revenues, cash flows and earnings;

2.	the Company’s ability to attract capital to finance its operations, and the cost of such capital;

3.	the profit or loss incurred in refining petroleum products; and

4.	the profit or loss incurred in the Company’s oil and gas exploration activities.

Additionally, global events such as the Russian invasion of Ukraine and the international reaction to the conflict, may also have a further effect on the volatility in world oil and gas prices of which the Company has no control.

Fuel price variability

The cost of fuel can be a major variable in the cost of oil and gas exploration, one which is not necessarily included in the contract exploration prices obtained from contractors, but is passed on to the overall cost of operation. Although high fuel prices by historical standards have been used in making the reserve estimates included herein, future fuel prices and their impact are difficult to predict, but could force us to curtail or cease business operations.

Environmental regulations

We believe that we currently comply with existing environmental laws and regulations affecting the Company’s operations. While there are no currently known proposed changes in these laws or regulations, significant changes have affected the industry in the past and additional changes may occur in the future. Environmental regulations in Bulgaria are restrictive and currently prevent the use of fracking wells. This may have a negative impact on the Company’s ability to commercially produce natural gas from the exploration block in Bulgaria.

The Company’s operations are subject to environmental laws, regulations and rules promulgated from time to time by government. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and gas industry operations, such as uncontrolled flaring, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means stricter standards and enforcement. Fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations. We intend to comply with all environmental regulations in Turkey and Bulgaria.

The exploration, development and operation of oil and gas projects involve numerous uncertainties

Oil and gas exploration and development projects typically require a number of years and significant expenditures during the development phase before production is possible. Exploration offers no guarantee, and no realistic ability to project a probability, of ever successfully discovering economically feasible oil and gas resources or reserves.

Development of the Company’s exploration projects are subject to the completion of successful production or development studies, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

1.	estimation of reserves;

2.	future oil and gas prices; and

3.	anticipated capital and operating costs of such projects.

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Oil and gas development projects may have limited or no relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of reserves and operating costs are based on geologic and engineering analyses.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

1.	unanticipated adverse geotechnical conditions;

2.	incorrect data on which engineering assumptions are made;

3.	costs of constructing and operating a field in a specific environment;

4.	availability and cost of transportation, processing and refining facilities;

5.	availability of economic sources of power;

6.	adequacy of water supply;

7.	adequate access to the site;

8.	unanticipated transportation costs;

9.	unexpected pollution or hazard costs;

10.	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation, as well as the costs of protection of the environment and agricultural lands);

11.	fluctuations in commodities prices;

12.	fluctuations in exchange rates;

13.	political, security risks, terrorism; and

14.	accidents, labor actions and force majeure events.

Any of the above referenced events may necessitate significant capital outlays or delays, may materially and adversely affect the economics of a given property, or may cause material changes or delays in intended exploration, development and production activities. Any of these results could force us to curtail or cease business operations.

Oil and gas exploration is highly speculative, involves substantial expenditures, and is frequently non-productive

Oil and gas exploration involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored are ultimately developed into economically producing wells or fields. To the extent that we continue to be involved in oil and gas exploration, the long-term success of operations will be related to the cost and success of the Company’s exploration programs. We cannot assure you that the Company’s oil and gas exploration efforts will be successful. The risks associated with oil and gas exploration include:

1.	the identification of potential hydrocarbon zones based on any analysis short of drilling an exploration well;

2.	the quality of the Company’s management, consultants and partners, and their geological and technical expertise; and

3.	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically extractable oil and gas. Because of these uncertainties, the Company’s current and future exploration programs may not result in the discovery of reserves, the expansion of existing reserves or the further development of the Company’s properties. Further, the reserves we currently have will be depleted through additional production, and there are no guarantees that future reserves will be found.

Oil and gas risks and insurance could have an adverse effect on the Company’s business

The Company’s operations are subject to all of the operating hazards and risks normally incident to exploring for and developing oil and gas properties, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, cave-ins, changes in technology or production techniques, periodic interruptions because of inclement weather and industrial accidents. Although insurance may ameliorate some of these risks, such insurance may not always be available at economically feasible rates or in the future be adequate to cover the risks and potential liabilities associated with exploring, owning and operating the Company’s properties. Either of these events could cause us to curtail or cease business operations.

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We are not the “operator” of any of the Company’s oil and gas exploration interests, and so we are exposed to the risks of third-party operators

We partially rely on the expertise of third-party oil and gas operators of the Turkey oil and gas fields who is TPAO, who is owned by the Turkish government and additionally Transatlantic Petroleum, a US company. We can give no assurance that these third party operators will always act in the Company’s best interests, and we are exposed to their actions in those properties and activities in which we are contractually bound.

Reliance on Turkish infrastructure

The Company currently owns and operates its entire production infrastructure from its wells to its gas consumers. However, in future the Company may require increased use of common carrier Turkish infrastructure. If such common carrier infrastructure is not available to the Company on commercially acceptable terms the Company’s ability to commercially exploit its assets would be limited.

Trillion’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Trillion may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, land access, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Disruption in or increased costs of transportation services could make oil and natural gas a less competitive source of energy or could make Trillion’s oil and natural gas less competitive than other sources. The industry depends on pipeline facilities and other methods of transportation to deliver shipments, and transportation costs are a significant component of the total cost of supplying oil and natural gas. Disruptions of these transportation services because of weather related problems, strikes, lockouts, terrorist activities, delays or other events could temporarily impair the ability to supply oil and natural gas to customers and may result in lost sales or costs associated with any take or pay obligations. In addition, increases in transportation costs, or changes in transportation costs for oil and natural gas produced by competitors, could adversely affect profitability. To the extent such increases are sustained, Trillion could experience losses and may decide to discontinue certain operations forcing Trillion to incur closure and/or care and maintenance costs, as the case may be. Additionally, lack of access to transportation may hinder the expansion of production at some of Trillion’s properties and Trillion may be required to use more expensive transportation alternatives.

The Company is dependent on its directors, senior management team and employees with relevant experience

The Company is reliant on a number of key personnel. International exploration and development activities such as those the Company is engaged in require specialized skills and knowledge in the areas of petroleum engineering, geology, geophysics and drilling. In addition, specific knowledge and expertise relating to local laws (including regulations relating to land tenure, exploration, development, production, marketing, transportation, the environment, royalties and taxation) and market conditions is required to compete with other international oil and gas entities.

The success of Trillion will depend in large measure on certain key personnel and management. The Company also relies on certain key personnel in-country with the ability to work in the Turkish language and report to management in Canada. The loss of the services of such key personnel could have a material adverse effect on Trillion. Trillion does not have key person insurance in effect for members of management. The competition for qualified personnel in the oil and natural gas industry, particularly the international oil and gas industry in which Trillion operates, can be intense and there can be no assurance that Trillion will be able to attract and retain all personnel necessary for the development and operation of its business.

The loss of one or more of its key personnel could have an adverse impact on the business of the Company. Furthermore, it may be particularly difficult for the Company to attract and retain suitably qualified and experienced people, given the competition from other industry participants and the relative size of the Company.

There is no assurance that the Company will successfully continue to retain existing specialized personnel and senior management or attract additional experienced and qualified senior management and/or oil and gas personnel required to successfully execute and implement the Company’s business plan, which will be particularly important as the Company expands. Competition for such personnel is intense. The loss of such personnel and the failure to successfully recruit replacements in a timely manner, or at all, would have a material adverse effect on its business, prospects, financial condition and results of operations.

Management of key relationships in Turkey

Failure to manage relationships with local communities, government and non-government organizations could adversely impact Trillion’s business in Turkey. Negative community reaction to operations could have an adverse impact on profitability, the ability to finance or even the viability of Trillion in Turkey. This reaction could lead to disputes that may damage the Company’s reputation and could lead to potential disruption of projects or operations.

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Estimates of reserves

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and future net revenue to be derived therefrom, including many factors beyond the control of Trillion. The reserves and future net revenue information set forth herein represents estimates only.

The reserves and estimated future net revenue from Trillion’s properties have been independently evaluated by GLJ. GLJ include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil, natural gas liquids and natural gas, operating costs, abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on the respective price forecasts in use at the effective date of the GLJ Reserves Report and many of these assumptions are subject to change and are beyond the control of Trillion. Actual production and future net revenue derived therefrom will vary from these evaluations, and such variations could be material. The present value of estimated future net revenue referred to herein should not be construed as the current market value of estimated crude oil, natural gas liquids and natural gas reserves attributable to Trillion’s properties. The estimated discounted future net revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

Estimates of resources

The resources estimates presented by GLJ have been classified as prospective resources. The resources estimates from GLJ are estimates only. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Investors are cautioned that the quantities presented are estimates only and should not be construed as being exact quantities.

Seasonality

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in demand and oil and gas sales. In Turkey, the wet weather in the winter months of the year can require delays in operations.

Capital requirements

Trillion may in future require capital expenditures beyond its current cash position. Trillion’s cash flow from its reserves, once developed, may not be sufficient to fund its ongoing activities at all times. If Trillion’s revenues from its reserves, once developed, decrease as a result of lower oil and natural gas prices or otherwise, it will affect Trillion’s ability to expend the necessary capital to replace its reserves or to maintain its production, and it may have limited ability to acquire or expend the capital necessary to undertake or complete future drilling programs.

From time to time, Trillion may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Trillion to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If cash flow from operations is not sufficient for Trillion to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Trillion. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Trillion. The potential inability of Trillion to access sufficient capital for its operations could have a material adverse effect on Trillion’s financial condition, results of operations or prospects.

Management of growth

Trillion may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Trillion to manage growth effectively and other acquired assets or companies, will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The potential inability of Trillion to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on third party contractors

The Company will operate through a series of contractual relationships with operators and sub-contractors. All contracts will carry risks associated with the performance by the parties thereto of their obligations as to time and quality of work performed. Any disruption to services or supply may have an adverse effect on the financial performance of the Company’s operations.

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While the Company is not aware of any specific matters, the Company’s business and development plans may be adversely affected by any failure or delay by third parties in supplying these services, by any change to the terms on which these services are made available or by the failure of such third party contractors to provide services that meet its quality or volume requirements. It is not uncommon for oil and gas companies to have disputes with third party contractors, and for these disputes to have a material and adverse effect on the companies’ operations.

If the Company is obliged to change a provider of such services, it may experience additional costs, interruptions to development or production or other adverse effects on its business. There is a risk that the Company may not be able to find adequate replacement services on commercially acceptable terms, on a timely basis, or at all.

Should the Company be unable to acquire or retain providers of key services on favourable terms, or should there be interruptions to, or inadequacies with, any services provided, this could have a material adverse effect on its business, results of its operations and its financial condition and the price of the Common Shares.

Variations in foreign exchange rates and interest rates, and hedging

The Company’s drilling and completion operations in Turkey and related contracts are based in U.S. Dollars. Material increases in the value of the U.S. Dollar will negatively impact the Company’s costs of drilling and completions activity. The Company’s functional currency in its subsidiary operations in Turkey is TL. The revenue stream in Turkey is based on TL revenue for natural gas and U.S. Dollar based revenue for crude oil translated into TL. The majority of costs will be incurred in U.S. Dollars for capital expenditures and TL for operating expenditures. Decreases in the value of the TL could result in decreases in revenue. Increases in the value of the TL and U.S. Dollar could result in increases in the cost of operations. To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract. Trillion continues to assess its exposure to all foreign currencies. Recent volatility and weakness in the value of the TL may impair the ability of the Company to manage this exposure. Further devaluation of the TL without a corresponding increase in the BOTAS Reference Price will result in continued decreases in funds flow from operations and will affect the ability of the Company to fund its capital program in the future from cash flow.

From time to time Trillion may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Trillion will not benefit from such increases and may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Given that Trillion’s natural gas sales and revenues in Turkey are priced in TL, Trillion from time to time may enter into agreements to fix the exchange rate of U.S. Dollars to the TL in order to offset the risk of revenue losses. Trillion may similarly seek to fix the exchange rate between the TL and the U.S. Dollar to offset the risk of a relative strengthening of the U.S. Dollar, which is the currency basis for large portion of the capital expenditures in Turkey.

Acquisitions, dilution and availability of debt

From time to time Trillion may enter into transactions to acquire assets or the shares of other entities. Trillion may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Trillion which may be dilutive.

Trillion may have difficulty accessing debt needed to acquire and develop international oil and gas properties. This may result in the inability of Trillion to complete certain acquisitions or drilling activities. Future acquisitions may be financed partially or wholly with debt, which may increase debt levels above industry standards. Depending on future exploration and development plans, Trillion may require additional equity and/or debt financing that may not be available or, if available, may not be available on favorable terms. Neither Trillion’s articles nor its by-laws limit the amount of indebtedness that it may incur. The level of Trillion’s indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Dependence on other operators of assets

To the extent that Trillion is not the operator of its oil and gas properties, Trillion will be dependent on such operators for the timing of activities related to such properties, subject to any influence Trillion can bring to bear in operating committee and technical committee meetings under joint venture agreements or other regular communications, and will largely be unable to direct or control the activities of the operators. The ability of Trillion management to influence other operators, as necessary, to protect its interests will be an important determinant of success.

Counterparty Risk

Trillion may also be exposed to counter-party risk through its contractual arrangements with current or future joint venture partners, farm-in partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations, such failures could have a material adverse effect on Trillion and its cash flow from operations.

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Internal controls over financial reporting

Trillion has established internal controls over financial reporting (“ICFR”) which include policies and procedures that pertain to the maintenance of financial records, the preparation of accurate financial statements, controls over bank accounts and the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets or funds. Trillion has delegation of authority policies approved by the respective boards of directors of the parent company and each subsidiary, which policies delineate how various corporate and financial matters must be approved and the authority levels of management and employees (including in-country managers in Turkey). Trillion has the right and periodically conducts audits of the records and expenditures of its operating partners. While management has determined that Trillion maintains effective ICFR, Trillion cannot be certain errors or failures will not occur related to financial processes and reporting. Failure to properly implement existing controls, or difficulties encountered in their implementation, could impact the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s financial statements and reduce the trading price of the Common Shares.

At the operational level in Turkey, the Company relies upon certain local managers and employees and its operating partners. A large portion of the business and contracts in Turkey are in the Turkish language and the Company must rely on certain key personnel in-country who work in the Turkish language and report to management. A major disruption in the flow of information, or obtaining inaccurate information from these local employees and partners, could adversely impact the accuracy of financial reporting and management information.

The use of foreign subsidiaries by the Company may affect the Company’s ability to pay dividends or make distributions

The Company conducts its operations through its wholly owned subsidiaries. The Company’s ability to pay dividends on the Common Shares is reliant on the ability of these entities to generate cash flow and pay dividends or make other distributions to the Company. The ability of these entities to make payments to the Company may be constrained by, among other things: (i) the level of taxation, particularly corporate profits and withholding taxes, in Turkey; (ii) the introduction of exchange controls; and (iii) local law requirements in relation to the payments of dividends and distributions.

Income tax

Trillion has filed, and will file, all required income tax returns. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Trillion, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Public Health Crises, including COVID-19, could adversely affect the Company’s business

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for oil and gas. COVID-19 could affect the Company’s ability to conduct operations and may result in temporary shortages of staff to the extent the Company’s work force is impacted. Such an outbreak, if uncontrolled, could have a material adverse effect on the business, financial condition, results of operations and cash flows.

Non-Issuer Submission to Jurisdiction

Mr. Kubilay Yildirim and Mr. David Thompson reside outside of Canada. Although Mr. Yildirim and Mr. Thompson have appointed the Company as their agent for service of process in Canada, purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

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RISKS RELATING TO THE COMPANY’S INDUSTRY

Exploration, development and production risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Trillion will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Trillion may have at any particular time and the production therefrom will naturally decline over time as such existing reserves are produced and depleted. A future increase in Trillion’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. No assurance can be given that Trillion will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Trillion may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Trillion.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, natural declines as reserves are depleted and production or sales delays cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees. Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Trillion will not be fully insured against all of these risks, nor are all such risks insurable. Although Trillion will maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Trillion could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations.

The Company’s activities are subject to operational risks, hazards and unexpected disruptions, including damage to property or injury to persons, some of which are beyond its control

The Company’s planned oil and gas operations are subject to a number of operational risks and hazards, some of which are beyond its control. These risks and hazards include unexpected maintenance or technical problems, natural disasters, industrial accidents, power or fuel supply interruptions, water supply interruptions and shortages, machinery and equipment failure, malfunction and breakdowns of information management systems, fires, and unusual or unexpected variations in mineralisation, geological conditions, hazards associated with oil and gas exploration and development.

The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, fire, explosions, and other incidents beyond the control of the Company. Other factors affecting the production and sale of oil and natural gas that could result in decreases in profitability include: (i) expiration or termination of permits, licences or leases, or sales price redeterminations or suspension of deliveries; (ii) future litigation; (iii) the timing and amount of insurance recoveries; (iv) work stoppages or other labour difficulties; (v) worker vacation schedules and related maintenance activities; and (vi) changes in the market and general economic conditions. Weather conditions, equipment replacement or repair, fires, amounts of rock and other natural materials and other geological conditions can have a significant impact on operating results.

These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While the Company currently intends to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain such insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

The Company is committed to providing a healthy and safe environment for its personnel, contractors and visitors. Exploration and production activities have inherent risks and hazards. The Company provides appropriate instructions, equipment, preventative measures, first aid information, and training to all employees and contractors through its occupational, health and safety management systems.

Revocation or expiration of exploration licences, production leases and other licences, leases and permits

Trillion’s properties are held in the form of exploration licences, production leases and other licences, leases and permits (together “Licences”) and working interests in such Licences. If Trillion, or any other holder of a Licence in which Trillion has an interest, fails to meet the specific requirement of a Licence, the Licence may be revoked or may terminate or expire. Whilst Trillion monitors the status and expiry of all of its current Licences, all of which are in Turkey, there can be no assurance that any of the obligations required to maintain such Licences will be met. The revocation, termination or expiration of any of its Licences or the working interests relating to a Licence may have a material adverse effect on Trillion’s results of operations and business. To the extent such Licences are subsequently suspended or revoked, Trillion may be curtailed or prohibited from proceeding with planned exploration, development or operation of its projects. Failure to comply with permitting and legal requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions which could have an adverse effect on Trillion’s business, financial condition or operations.

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The Company’s insurance and indemnities may not adequately cover all risks or expenses

Trillion’s involvement in the exploration for and development of oil and natural gas properties may result in it becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Trillion carries insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Trillion may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Trillion. The occurrence of a significant event that Trillion is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Trillion’s financial position, results of operations or prospects.

Availability of drilling, hydraulic stimulation and other equipment and access

Oil and natural gas exploration and development activities are dependent on the availability of drilling, hydraulic stimulation and other related equipment in the particular areas where such activities will be conducted. Whilst such equipment is available in Turkey it is not as available as in more developed oil and gas producing countries. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Trillion and may delay exploration and development activities.

The Company’s operations may be harmful to the environment and the Company may be subject to compliance, clean-up and other costs

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of regulations in Turkey. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. In addition, many areas of the Thrace Basin are designated as prime agricultural land requiring land use approvals from both Agricultural and Energy and Natural Resources Ministries in Turkey. Currently, there are no restrictions on the hydraulic stimulation of wells in Turkey. However, a number of jurisdictions in Europe have temporarily or permanently banned hydraulic fracturing, a form of high-pressure stimulation, of wells and there is a risk that these restrictions may spread to other jurisdictions in the region, including Turkey. High pressure stimulation of tight gas formations is critical to achieving commercial production. Any future restrictions could have a material adverse effect on Trillion’s business. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Trillion to incur costs to remedy such discharge. Although Trillion believes it is in material compliance with current applicable environmental and land use regulations, no assurance can be given that environmental laws or agricultural land use requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Trillion’s financial condition, results of operations or prospects.

The Company’s projects are subject to various Turkish environmental laws. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with all applicable laws.

Compliance with environmental laws and regulations may prevent the Company from commercially developing its operations

The cost and complexity of complying with the applicable environmental laws and regulations may prevent the Company from being able to develop potentially economically viable oil and gas operations.

Although the Company believes that it is in compliance in all material respects with all applicable environmental laws and regulations, there are certain risks inherent to its activities, such as accidental spillages, leakages or other unforeseen circumstances, which could subject the Company to extensive costs and liability.

A violation of health and safety and/or environmental laws relating to oil and gas exploration, at a processing plant or in the course of transportation of hazardous materials, or a failure to comply with the instructions of the relevant authorities, could lead to, among other things, a temporary shutdown of all or a portion of the Company’s exploration, processing or logistics operations, a loss of the Company’s right to develop, exploit, operate a processing plant or transport products, or the imposition of costly compliance measures, criminal sanctions and/or monetary penalties. The Company will establish various committees, will implement safety and environmental compliance plans and contract officers and staff to oversee inspections and identify necessary corrective action. However, there can be no assurance that the Company’s programs will be effective, will comply with applicable laws or that costs of implementation will not increase significantly. If health and safety and/or environmental authorities were to require the Company to shut down all or a portion of its exploration, processing or logistics operations, or the more stringent enforcement of existing laws and regulations, such measures could have a material adverse effect on the Company’s business, results of operation, financial condition and the price of the Common Shares.

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There can be no assurances that new environmental laws, regulations or stricter enforcement policies, once implemented, will not oblige the Company to incur significant expenses and undertake significant investments in such respect, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Climate Change Legislation

Governments around the world have become increasingly focused on addressing the impacts of anthropogenic global climate change, particularly in the reduction of gases with the potential to contribute to greenhouse gas levels in the atmosphere. The oil and natural gas industry is subject to stringent environmental regulations. The political climate appears to favour new programs for environmental laws and regulation, particularly in relation to the reduction of emissions or emissions intensity, and there is a risk that any such programs, laws or regulations, if proposed and enacted, will contain emission reduction targets which may result in operating restrictions or compliance costs to avoid a breach of applicable legislation.

Climate change policy is emerging and quickly evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Implementation of strategies by any level of government within Turkey or countries the Company may operate in the future, and whether to meet international agreed limits, or as otherwise determined, for reducing greenhouse gases could have a material impact on the operations and financial condition of the Company. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on the Company, its operations, its financial condition and its ability to raise capital. It is also not possible at this time to predict whether any proposed legislation relating to climate change will be adopted, and whether any such regulations could result in operating restrictions or compliance costs.

Title to assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. While it is the practice of Trillion, in acquiring significant oil and gas licences or interest in oil and gas licenses to fully examine the title to the interest under the licence, this should not be construed as a guarantee of title. There may be title defects that affect lands comprising a portion of Trillion’s properties. To the extent title defects do exist, it is possible that Trillion may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

The oil and gas industry is subject to a number of laws and governmental regulations, compliance with which may be burdensome

The oil and natural gas industry in Turkey is subject to controls and regulations governing its operations imposed by legislation enacted by the Turkish government and with respect to pricing and taxation of oil and natural gas by agreements, all of which should be carefully considered by investors in the oil and gas industry. The Company’s activities are affected in varying degrees by government regulations relating to the oil and gas industry and foreign investment. Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, value-added taxes, expropriation of property, production restrictions and environmental legislation. It is not expected that any of these controls or regulations will affect the Company’s operations in a manner materially different than they would affect other oil and gas companies of similar size operating in Turkey.

Price volatility, markets and marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Trillion will be affected by numerous factors beyond its control. Trillion’s revenues, profitability, future growth and the carrying value of its oil and gas properties, provided such properties yield production, are substantially dependent on prevailing prices of oil and gas. Trillion’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Trillion. These factors include economic conditions in the United States, Canada, and Turkey, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, and political instability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. In Turkey, natural gas prices for domestic sales are effectively set by the government, which are indirectly affected by these market forces. Any substantial and extended decline in the price of oil and gas would have an adverse effect on Trillion’s carrying value of its oil and natural gas reserves, borrowing capacity, revenues, profitability and cash flows from operations. The exchange rate between the Canadian Dollar, U.S. Dollar and TL also affects the profitability of Trillion. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.

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Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. Currently, the Company has no debt facilities in place. However, any bank borrowings available to Trillion in the future will in part be determined by Trillion’s borrowing base. A sustained material decline in prices from historical average prices could reduce Trillion’s borrowing base, therefore reducing the bank credit available to the Company and require that a portion, or all, of Trillion’s bank debt, if any, be repaid.

In addition, evolving decarbonization policies of institutional investors, lenders and insurers could affect the Company’s ability to access capital pools. Additionally, the Company may, from time to time, not meet the investment criteria or characteristics of a particular institutional or other investor, including institutional investors who are not willing or able to hold securities of oil and gas companies for reasons unrelated to financial or operational performance. Any changes in market-based factors or investor strategies or responsible investing criteria/rankings (for example, social impact or environmental scores), the implementation of new financial market regulations and fossil fuel divestment initiatives undertaken by governments, pension funds and/or other institutional investors, may adversely affect the Company’s access to capital pools.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of uncertainty with respect to the impact of such competition. Trillion will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Trillion, including Turkey’s state-owned oil company. Trillion’s ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or acquire new exploration licences. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Trillion may also be subject to competition from the alternative fuel industry or fuel substitution by its customers.

RISKS RELATING TO TURKEY

Foreign operations

Trillion currently has all of its operations in Turkey and expects to continue to have all of its operations outside of Canada. Exploration, development and operating activities in Turkey are subject to the risks normally associated with the conduct of business in countries with less developed or emerging economies. As such, the Company’s operations, financial condition and operating results could be significantly affected by risks over which it has no control. These risks may include risks related to economic, social or political instability or change, terrorism, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, interpretation or renegotiation of existing contracts, government participation, taxation policies, including royalty and tax increases and retroactive tax claims, and investment restrictions, working conditions, rates of exchange, exchange control, exploration licensing, production leasing, petroleum and export licensing and export duties, government control over domestic oil and gas pricing, currency fluctuations, devaluation or other activities that limit or disrupt markets and restrict payments or the movement of funds, the possibility of being subject to exclusive jurisdiction of foreign courts in connection with legal disputes relating to licences to operate and concession rights in countries where Trillion currently operates, and difficulties in enforcing Trillion’s rights against a governmental agency because of the doctrine of sovereign immunity and foreign sovereignty over international operations. Problems may also arise due to the quality or failure of equipment or technical support, which could result in failure to achieve expected target dates for exploration and development operations or result in a requirement for greater expenditure. Trillion will operate in such a manner as to minimise and mitigate its exposure to these risks. However, there can be no assurance that Trillion will be successful in protecting itself from the impact of all of these risks and the related financial consequences.

Government rules and regulations

Trillion’s operations are subject to various levels of government controls and regulations in the countries where it operates. Oil and gas exploration and production is a sensitive political issue and as a result there is a relatively higher risk of direct government intervention in respect of laws and regulations that can affect the property rights and title to Trillion’s assets in Turkey. Such intervention can extend, in certain jurisdictions, to nationalisation, expropriation or other actions that effectively deprive companies of their assets.

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Existing laws and regulations include matters relating to land tenure, drilling, production practices including hydraulic stimulating of wells, environmental protection, agricultural land use, marketing and pricing policies, royalties, various taxes and levies including income tax, foreign trade and investment and government approval of lease and licence transfers, certain corporate transactions and other regulatory approvals that are subject to change from time to time. Current legislation is generally a matter of public record and Trillion cannot predict what additional legislation or amendments may be proposed that will affect Trillion’s operations or when any such proposals, if enacted, might become effective. There is no certainty regarding obtaining government approvals. Changes in government policy or laws and regulations could adversely affect Trillion’s results of operations and financial condition. In particular, a number of changes in the land tenure regulations associated with the Turkish Petroleum Law No. 6491 adopted in 2013 are in the early years of implementation and the full effect of these changes remain uncertain. Failure to comply with applicable laws, regulations and legal requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions which could have an adverse effect on Trillion’s business, financial condition or operations.

Political uncertainty

During the 2014 to 2017 period, Turkey experienced increased periods of political unrest and civil disobedience that stabilized during 2017 and 2018. During 2019, events along the Syrian border ultimately resulted in short-lived US sanctions which were applied to two government ministries and three individuals. The Company has been unaffected by these events.

Recent geopolitical events have resulted in a continued downward slide in the value of the TL, and at times these drops have been very sharp. This has also had the effect of sharply increasing inflation to more than 17% in 2020 after well over a decade of strong growth and relatively stable inflation. The value of the TL slid by 12% against the USD during 2020. As a result, the Company has suffered a modest decrease in the prices that it receives for oil and gas sales, which, in part is linked to BOTAS pricing, which in turn is linked to international oil and gas prices.

To date, the above events have not impacted the Company’s ability to conduct operated and non-operated drilling and production operations and no significant delays or security issues have been experienced in these operations. All of the Company’s current operated and non-operated operations are in northwest Turkey, more than 1,000 kilometers from the Syrian border.

As discussed previously, the political environment in Turkey has been impacted by recent events, including the implementation of short-lived US sanctions, all which have recently stabilized. The Company will continue to monitor conditions, including the safety of personnel and operations, the security situation generally, impact on the TL and banking facilities, impact on joint venture partners and any changes in offtakes by the Company’s natural gas customers.

In the future, access to some operating locations in Turkey may be precluded and Trillion may incur substantial costs to maintain the safety of personnel and operations. Despite these precautions, the safety of operator personnel or Trillion personnel in these locations may be at risk, and Trillion may in the future suffer loss of personnel and disruption of operations, any of which could have a material adverse effect on Trillion’s business and results of operations.

Russia – Ukraine Conflict

In February 2022, Russian military forces invaded Ukraine. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided assistance to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy. In addition, many countries including Canada, the United Kingdom and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have material effects on the global economy and may make Russia default on its US$ denominated sovereign debt payments. As Trillion operates in Turkey and Bulgaria, the conflict may have implications on the Company. Russia is a major exporter of crude oil and natural gas, and disruption of supplies of crude oil and natural gas from Russia could cause a significant worldwide supply shortage and have a material effect on the prices of crude oil and natural gas and subsequently the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.

Bribery and corrupt practices

The Company maintains anti-bribery policies, anti-corruption training programs, codes of conduct, procedures and other safeguards designed to prevent the occurrence of fraud, bribery and corruption. While management believes these policies are adequate, and despite careful establishment and implementation, there can be no assurance that these or other anti-bribery or anti-corruption policies and procedures are or will be sufficient to protect against corrupt activity. Wherever the Company operates it always needs to be aware of the potential risk of fraud, bribery and corruption. Instances of fraud, bribery and corruption, and violations of laws and regulations could have a material adverse effect on the Company’s reputation, business, results of operations, financial condition and the price of the Common Shares.

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The Company has and will engage a number of consultants and contractors in Turkey in connection with its projects and, although the Company believes its consultancy agreements are entered into on arm’s length commercial terms and seeks appropriate comfort from consultants and contractors, as well as requiring its consultants and contractors to adhere to the high standards in line with the Company’s policies, there is a risk that agents or other persons or representatives acting on behalf of the Company may engage in corrupt activities without the knowledge of the Company.

In particular, Trillion, in spite of its best efforts, may not always be able to prevent or detect corrupt practices by employees, or third parties, such as sub-contractors or its operating partners, which may result in reputational damage, civil and/or criminal liability being imposed on Trillion, which could have an adverse effect on Trillion’s business, financial condition or operations.

RISKS RELATING TO COMMON SHARES

There may be volatility in the value of an investment in Common Shares and the market price for Common Shares may fluctuate

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following: (i) actual or anticipated fluctuations in the Company’s results of operations; (ii) actual or anticipated changes in the capital markets; (iii) recommendations by securities research analysts; (iv) changes in the economic performance or market valuations of other companies that investors deem comparable to the Company; (v) addition or departure of the Company’s executive officers and other key personnel; (vi) sales or perceived sales of additional Common Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; (viii) changes in laws, rules and regulations applicable to the Company and its operations; (ix) general economic, political and other conditions; (x) the Company’s involvement in any litigation or dispute, or threat of any litigation or dispute; and (xi) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have experienced significant price and volume fluctuations in the last several years that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Also, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There is no assurance that continuing fluctuations in the price and volume of publicly traded equity securities will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

Substantial future sales of Common Shares, or the perception that such sales might occur, or additional offerings of Common Shares could depress the market price of Common Shares

The Company cannot predict what effect, if any, future sales of Common Shares, or the availability of Common Shares for future sale, or the offer of additional Common Shares in the future, will have on the market price of Common Shares. Sales or an additional offering of substantial numbers of Common Shares in the public market, or the perception or any announcement that such sales or an additional offering could occur, could adversely affect the market price of Common Shares and may make it more difficult for Shareholders to sell their Common Shares at a time and price which they deem appropriate and could also impede the Company’s ability to raise capital through the issue of equity securities.

The Company does not currently intend to pay dividends and its ability to pay dividends in the future may be limited

The Company has never declared or paid any dividends on the Common Shares. The Company currently intends to retain future earnings, if any, for future operations, expansion and debt repayment, if necessary. Therefore, at present, there is no intention to pay dividends and a dividend may never be paid. Any decision to declare and pay dividends will be made at the discretion of the Board and will depend on, among other things, the Company’s results of operations, financial condition and solvency and distributable reserves tests imposed by corporate law and such other factors that the Board may consider relevant.

In addition to the foregoing, the Company’s ability to institute and pay dividends now or in the future is or may be limited by covenants contained in any debt facilities or other agreements governing any indebtedness that the Company may incur in the future, including the terms of any credit facilities the Company may enter into with third party lenders. It is not uncommon that credit facilities will prevent a borrower from declaring or paying any dividends to any of its shareholders or returning any capital (including by way of dividend) to any of its Shareholders.

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As a result of the foregoing factors, purchasers of the Common Shares may not receive any return on an investment in the Common Shares unless they sell such Common Shares for a price greater than that which they paid for them.

If the Company is wound up, distributions to Shareholders will be subordinated to the claims of creditors

On a winding-up of the Company, holders of the Common Shares will be entitled to be paid a distribution out of the assets of the Company available to its shareholders only after the claims of all creditors of the Company have been met.

Risks Related to the Offering and the Company’s Equity

You may experience dilution because of the Offering and future equity offerings.

Giving effect to the issuance of Unit Shares in this Offering, the potential issuance of the Warrant Shares, the receipt of the expected net proceeds and the use of those proceeds, this Offering may have a dilutive effect on the expected net income/loss available to the Company’s shareholders per share and funds from operations per share. Furthermore, we are not restricted from issuing additional securities in the future, including Common Shares, securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or substantially similar securities. To the extent that we raise additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to the Company’s shareholders. We may sell Common Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this Offering, and investors purchasing Common Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Common Shares or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by investors in this Offering.

Investors will have no rights as a shareholder with respect to their Warrants until they exercise their Warrants and acquire Common Shares.

Until you acquire Common Shares upon exercise of your Warrants, you will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

Completion of the Offering

The completion of the Offering is subject to receipt of approval from the CSE and all other applicable regulatory approvals, which approvals may not be obtained. The CSE has conditionally approved the listing of the Warrants. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the CSE, including meeting all minimum listing requirements, and there can be no assurance that such listing will be successful. The Company has also provided notice to the CSE to list the Unit Shares and Warrant Shares on the CSE. Listing will be subject to the Company fulfilling all the listing requirements of the CSE and there can be no assurance that such listing will be successful.

Loss of Entire Investment

An investment in the Units is speculative and may result in the loss of a purchaser’s entire investment. Only potential purchasers who are experienced in high-risk investments and who can withstand a complete loss of their investment should consider purchasing the Units in this Offering. Before making an investment decision, prospective purchasers of Units should consider the information contained and incorporated by reference in this Prospectus and, in particular, the risk factors set out herein and in the documents incorporated by reference herein. Readers are cautioned that such risk factors are not exhaustive.

Sales of substantial amounts of the Company’s securities may have an adverse effect on the market price of the Securities

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities, including the Common Shares. A decline in the market prices of the Common Shares or other securities could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

No Assurance of Future Liquidity for the Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the CSE, or achieve listing on any other public listing exchange.

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Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments under relevant Canadian tax laws for trusts governed by RRSPs, RRIFs, deferred profit sharing plans, RESPs, RDSPs and TFSAs. The Tax Act imposes penalties for the acquisition or holding of nonqualified or prohibited investments. See “Eligibility for Investment”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DS Lawyers Canada LLP, counsel to the Company, and Burnet, Duckworth & Palmer LLP, counsel to the Agents (collectively, “Counsel”), the following is a summary, as at the date of this Prospectus of certain of the principal Canadian federal income tax considerations under the Tax Act generally applicable to: (i) a purchaser (the “Initial Purchaser”) who acquires as beneficial owner pursuant to the Offering the Unit Shares and Warrants which comprise the Units, and (ii) an Initial Purchaser who acquires Warrant Shares on the exercise of such Warrants (the Unit Shares, the Warrant Shares, and the Warrants, collectively, the “Securities” and each a “Security”), and who, for the purposes of the application of the Tax Act and at all relevant times: (a) deals at arm’s length with the Company and the Agents, (b) is not affiliated with the Company or the Agents or a subsequent purchaser of such Securities, and (c) acquires and holds the Securities as capital property. The Securities will generally be capital property to an Initial Purchaser unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. An Initial Purchaser of Units meeting all such requirements is referred to as a “Holder” in this section of this Prospectus.

This summary is not applicable to a Holder (i) that is a “financial institution” for purposes of certain rules referred to as the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its “Canadian tax results” within the meaning of the Tax Act in a currency other than the Canadian currency, (v) that has entered into a “derivative forward agreement” or “synthetic disposition arrangement”, as such terms are defined in the Tax Act, with respect to any Securities, (vi) that receives dividends on Unit Shares or Warrant Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, (vii) that is a partnership or trust, and (viii) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date of this Prospectus and Counsel’s understanding of the current published administrative policies of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Acquisition of Unit Shares and Warrants

In acquiring the Units, Holders will be acquiring ownership of the Unit Shares and Warrants represented by such Units. The Unit Shares and Warrants represented by Units are separate properties and, accordingly, a Holder will be required to allocate, on a reasonable basis, their aggregate cost of each Unit between the Unit Share and the Warrant comprising a Unit in order to determine their respective costs for purposes of the Tax Act.

For its purposes, the Company intends to allocate $0.292 to each Unit Share and $0.018 to the one half of one Warrant forming part of each Unit. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder and the CRA may not be in agreement with such allocation. Counsel express no opinion with respect to such allocation. Resident Holders are encouraged to consult with their own tax advisors in this regard.

When Unit Shares or Warrants are acquired by a Holder who already owns Common Shares or Warrants, the cost of newly acquired Unit Shares or Warrants will generally be averaged with the adjusted cost base of all Common Shares or Warrants, respectively, held by the Holder as capital property immediately prior to the acquisition for the purpose of determining the Holder’s adjusted cost base of a Unit Share or a Warrant, as the case may be, held by such Holder.

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Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, or deemed to be exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Resident Holders

The following section of this summary generally applies to Holders who, for the purposes of the Tax Act and any applicable tax treaty or convention, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Unit Shares or Warrant Shares might not otherwise constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares, Warrant Shares and every other “Canadian security” as defined in the Tax Act, held by such persons in the taxation year of the election and each subsequent taxation year to be capital property. This election will not apply to the Warrants. Resident Holders contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own tax advisors as such an election would affect the income tax treatment of dispositions by the Resident Holder of other Canadian securities.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See the discussion below under the heading “Capital Gains and Capital Losses”.

Dividends on Unit Shares and Warrant Shares

Any “taxable dividends” (as defined in the Tax Act) received or deemed to be received by a Resident Holder on the Unit Shares or the Warrant Shares will be required to be included in computing the Canadian Holder’s income pursuant to the Tax Act.

In the case of a Resident Holder who is an individual (other than certain trusts), such dividends received or deemed to be received on the Unit Shares and Warrant Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced dividend tax credit in respect of “eligible dividends”, if any, so designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the Company’s ability to designate dividends as “eligible dividends”.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Unit Shares and Warrant Shares must be included in computing the Resident Holder’s income, but will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Unit Shares and Warrant Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Securities

Upon a disposition or deemed disposition of a Unit Share or Warrant Share (other than a disposition to the Company in a transaction that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than on the exercise or expiry of such Warrant), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the treatment described below under “Capital Gains and Capital Losses”.

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Capital Gains and Capital Losses

Generally, a Resident Holder is required to include, in computing its income for a taxation year, one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Unit Shares or Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which will include taxable capital gains.

Capital gains realized on the disposition or deemed disposition of the Securities and dividends received or deemed to be received by a Resident Holder that is an individual (other than certain specified trusts) may give rise to minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders that are individuals should consult their own advisors with respect to the application of the minimum tax.

Non-Resident Holders

The following section of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Securities in, or in the course of carrying on a business in Canada (a “Non-Resident Holder”). In addition, special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends on Unit Shares and Warrant Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Unit Shares and Warrant Shares by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled to under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada- United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividend who is resident in the United States for purposes of the Treaty and is entitled to all of the benefits under the Treaty is generally limited to 15% of the gross amount of the dividend. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Securities

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Security constitutes or is deemed to constitute “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

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Provided that Unit Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE) at the time of disposition, the Unit Shares and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of the (a) Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company, and (ii) at such time, more than 50% of the fair market value of the Unit Shares or Warrant Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or civil law right in such property, whether or not such property exists. In the case of the Warrants, Warrants would generally be “taxable Canadian property” to a Non-Resident Holder at a particular time if, at any time in the previous 60 months: (a) the Non-Resident Holder held Warrants that provided such Non-Resident Holder with the right to acquire 25% or more of the outstanding Common Shares or the Non-Resident Holder held shares of the Company at that time that satisfy the requirement in paragraph (i) above; and (b) the requirement in paragraph (ii) above is satisfied at that time.

Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain limited circumstances.

Even if a Security is “taxable Canadian property” to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Security by virtue of an applicable income tax treaty or convention.

A Non-Resident Holder’s capital gain (or capital loss) in respect of a Security that constitutes or is deemed to constitute taxable Canadian property (and is not exempt from tax under an applicable income tax treaty or convention) will generally be computed in the manner described above under the subheading “Certain Canadian Federal Income Tax Considerations - Resident Holders - Disposition of Securities”.

Non-resident holders whose Securities are taxable Canadian property should consult their own tax advisors.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrant is being offered under the prospectus. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the security, these amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: June 24, 2022

This short form prospectus, together with the documents incorporated by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Quebec.

(s) Arthur Halleran	(s) David Thompson
Arthur Halleran	David Thompson
President, Chief Executive Officer and Director	Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

(s) Barry Wood	(s) Kubilay Yildirim
Barry Wood	Kubilay Yildirim
Director	Director

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CERTIFICATE OF THE AGENTS

Dated: June 24, 2022

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Quebec.

ECHELON WEALTH PARTNERS INC.

Per:	(s) Ryan Mooney
Ryan Mooney Managing Director, Investment Banking

RESEARCH CAPITAL CORPORATION

Per:	(s) Kevin Shaw
Kevin Shaw Managing Director, Investment Banking

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